Exhibit 99.3

CANOPY GROWTH CORPORATION

ANNUAL INFORMATION FORM

FOR THE PERIOD ENDED MARCH 31, 2017

DATED: JUNE 28, 2017

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	1

FORWARD LOOKING INFORMATION	1

GLOSSARY OF CERTAIN TERMS	2

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	7

THREE YEAR HISTORY OF THE BUSINESS	8

BUSINESS OF CANOPY GROWTH	13

Sales and Distribution Strategy	26
Business Strategy	28
Protection of Intellectual Property	29
Competitive Environment	30
Risk Factors	30

DIVIDENDS	42

CAPITAL STRUCTURE	42

MARKET FOR SECURITIES	42

PRIOR SALES	43

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON

TRANSFER	48

DIRECTORS AND EXECUTIVE OFFICERS	49

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56

TRANSFER AGENT AND REGISTRAR	57

MATERIAL CONTRACTS	57

AUDIT COMMITTEE INFORMATION	58

INTERESTS OF EXPERTS	59

ADDITIONAL INFORMATION	60

SCHEDULE “A”	61

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Corporation”, the “Company”, “we”, “us” and “our” refer to Canopy Growth Corporation and its subsidiaries and affiliates, including the four Licensed Producers Tweed Inc., Tweed Farms Inc. Bedrocan Canada Inc. and Mettrum Health Corporation; “Canopy Growth” refers to Canopy Growth Corporation on a stand-alone basis; “Tweed” refers to Canopy Growth’s wholly-owned subsidiary Tweed Inc.; “Tweed Farms” refers to Canopy Growth’s wholly-owned subsidiary Tweed Farms Inc.; “Bedrocan” refers to Canopy Growth’s wholly-owned subsidiary Bedrocan Canada Inc., and “Mettrum” refers to Canopy Growth’s wholly-owned subsidiary Mettrum Health Corporation, which includes all of Mettrum’s subsidiaries, including the two Licensed Producers Mettrum Ltd. and Agripharm Corp.

All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of March 31, 2017, unless otherwise stated.

FORWARD LOOKING INFORMATION

Certain statements in this Annual Information Form contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which are based upon the Corporation’s current internal expectations, estimates, projections, assumptions and beliefs. In some cases, words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance of the Corporation’s business and operations;

•	the intention to grow the business and operations of the Corporation;

•	the Corporation’s expected sale prices;

•	expected growth in the number of users of medical marijuana in Canada;

•	the number of grams of medical marijuana to be used by each user;

•	the impact of legalization of recreational use of marijuana in Canada

•	future liquidity and financial capacity;

•	expectations regarding the Corporation’s ability to raise capital;

•	treatment under government regulatory and taxation regimes and potential changes thereto in light of recent court decisions;

•	the grant and impact of any additional licenses to conduct activities with cannabis;

•	capital expenditures;

•	costs, timing and future plans concerning the operations of the Corporation; and

•	results and expectations concerning various partnerships, projects and marketing strategies of the Corporation.

With respect to the forward-looking statements contained in this Annual Information Form, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the yield from the growing operations of Tweed, Tweed Farms, Bedrocan, and Mettrum; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to the factors included under “Risk Factors” in this Annual Information Form. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

GLOSSARY OF CERTAIN TERMS

The following technical terms are used in this document:

“Acquired Companies” means Bedrocan, HEMP.CA Inc., MCA, MedCann GmbH, Mettrum, rTrees, and Vert;

“Acquisition of 1 Hershey Drive” means the purchase of the 472,000-square foot facility located at 1 Hershey Drive, in Smiths Falls, Ontario;

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“Bedrocan Arrangement Agreement” means the arrangement agreement dated June 23, 2015, as amended between Bedrocan Cannabis Corp. and Canopy Growth governing the terms of the arrangement;

“Bedrocan Brasil S.A.” means the agreement dated June 28, 2016 between São Paulo-based Entourage Phytolab S.A. (“Entourage”), Bedrocan, Bedrocan International BV (formerly Bedrocan Beheer BV) and local Brazilian partners to create a new company called Bedrocan Brasil S.A., which will facilitate the importation of Bedrocan’s proprietary standardized cannabis varieties and know-how into the Brazilian market;

“Bedrocan Initial Site Licence” means the licence issued by Health Canada to Bedrocan on December 16, 2013 pursuant to section 35 of the ACMPR and as renewed and amended by Health Canada from time to time, granting Bedrocan the authority to sell, possess, transport, deliver and destroy dried marijuana, and to possess, transport and deliver marijuana plants (including live plants, clippings and seeds);

“Bedrocan Second Site Licence” means the licence issued to Bedrocan on February 17, 2015 pursuant to section 35 of the ACMPR and as renewed and amended by Health Canada from time to time, granting Bedrocan the authority to produce, sell, possess, transport, deliver, and destroy dried marijuana, cannabis oil, and marijuana (including live plants, clippings and seeds);

“bought deal” means a securities offering where an investment bank commits to buy the entire offering from the client company;

“cannabis” has the meaning given to such term in the ACMPR;

“cannabis oil” has the meaning given to such term in the ACMPR;

“CBD” means cannabidiol;

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“Commercial Licences” means the Bedrocan Initial Site Licence, the Bedrocan Second Site Licence, the Mettrum Bennett North License, the Mettrum Bennett South License, the Mettrum Creemore Licence, the Tweed Commercial Licence and the Tweed Farms Commercial Licence;

“Common Shares” means the Common Shares of Canopy Growth;

“dried marijuana” has the meaning given to such term in the ACMPR;

“HEMP.CA Inc. Acquisition” means, in connection with the Vert Médical Acquisition Agreement as defined below, the acquisition of majority ownership of Drummondville, Quebec-based Groupe H.E.M.P.CA Inc. which is licensed by Health Canada to cultivate hemp and extract oil from hemp seeds;

“Licences” means the Commercial and Dealers Licences, as applicable;

“Licensed Producer” has the meaning given to such term in the ACMPR;

“marijuana” has the meaning given to the term “marihuana” in the ACMPR;

“MCA” has the meaning given to such term under the heading “Acquisition of MedCannAccess” in the “Business of Canopy Growth” section hereof;

“MCA Amalgamation Agreement” has the meaning given to such term under the heading “Acquisition of MedCannAccess” in the “Business of Canopy Growth” section hereof;

“MedCann GmbH Acquisition Agreement” means the acquisition of MedCann GmbH Pharmaceuticals and Nutraceuticals, a German based pharmaceutical distributor on November 28, 2016;

“Mettrum Arrangement Agreement” means the arrangement agreement dated November 30, 2016, as amended between Mettrum Health Corp. and Canopy Growth governing the terms of the arrangement;

“Mettrum Bennett Road North Licence” means the licence issued to Mettrum on November 1, 2013 pursuant to section 35 of the ACMPR and as renewed and amended by Health Canada from time to time, granting Mettrum the authority to produce, sell, possess, transport, deliver, and destroy dried marijuana, cannabis oil, cannabis resin and marijuana (including live plants, clippings and seeds);

“Mettrum Bennett Road South Licence” means the licence issued to Mettrum on December 16, 2015 pursuant to section 35 of the ACMPR and as renewed and amended by Health Canada from time to time, granting Mettrum the authority to produce, sell, possess, transport, deliver, and destroy dried marijuana, cannabis oil, cannabis resin and marijuana (including live plants, clippings and seeds);

“Mettrum Creemore Licence” means the licence issued to Mettrum on December 11, 2014 pursuant to section 35 of the ACMPR and as renewed and amended by Health Canada from time to time, granting Mettrum the authority to produce, sell, possess, transport, deliver, and destroy dried marijuana, cannabis oil, cannabis resin and marijuana (including live plants, clippings and seeds);

“Minister” means the Federal Minister of Health;

“MMAR” means the Medical Marihuana Access Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“MMPR” means the Marihuana for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

“NCR” means the Narcotic Control Regulations (Canada);

“Private Placement” means the sale of securities to a small number of investors as a way of raising capital;

“Section 56 Exemption” means the exemption from sections 4, 5, and 7 of the CDSA, subsection 8(1) of the NCR, and relevant provisions of the MMPR authorized by Health Canada that allowed Licensed Producers to conduct activities with cannabis and cannabis oil prior to the ACMPR;

“THC” means delta-9-tetrahydrocannabinol;

“Tweed Commercial Licence” means the licence issued by Health Canada to Tweed on January 27, 2014 pursuant to section 35 of the ACMPR, as renewed and amended by Health Canada from time to time, granting Tweed the authority to (i) produce, sell, possess, transport, deliver and destroy dried marijuana and marijuana (including live plants, clippings and seeds); (ii) possess, transport, deliver, and destroy CBD and THC;

“Tweed Dealers Licence” means the licence issued by Health Canada to Tweed on December 9, 2016 pursuant to the CDSA, as renewed and amended by Health Canada from time to time, granting Tweed the authority to conduct research, possess, produce, package, sell, transport and deliver cannabis, CBD, cannabinol, cannabis resin, and THC to facilities in possession of a controlled substances licence, a licence issued under the ACMPR, or to a person in possession of a valid exemption under subsection 56(1) of the CDSA for scientific purposes;

“Tweed Farms Commercial Licence” means the licence issued by Health Canada to Tweed Farms on

August 15, 2014 pursuant to section 35 of the ACMPR, as renewed and amended by Health Canada from time to time, granting Tweed Farms the authority to produce, sell, possess, transport, deliver and destroy marijuana plants (including live clippings and seeds) and dried marijuana;

“Vert Médical Acquisition Agreement” means the acquisition of Vert Médical, a late-stage ACMPR applicant located in Saint-Lucien, Quebec; and

“XIB Consulting Engagement Agreement” means the agreement between Canopy Growth and XIB Consulting Inc., dated April 7, 2016, as amended and renewed by the parties from time to time, whereby XIB Consulting Inc. provides Canopy Growth with corporate development initiatives including but not limited to, acquisitions, strategic networking and market awareness.

CORPORATE STRUCTURE

Canopy Growth, formerly Tweed Marijuana Inc., is Canada’s first publicly traded medical marijuana company and the first geographically diversified producer with its Commercial Licences under the ACMPR. Canopy Growth operates seven production facilities in Ontario and distributes marijuana across the country to Canadian patients managing a host of medical conditions.

Canopy Growth was incorporated pursuant to the provisions of the Canada Business Corporations Act on August 5, 2009 under the name “LW Capital Pool Inc.” We changed our name to Tweed Marijuana Inc. on March 26, 2014 and later to Canopy Growth Corporation on September 17, 2015. Prior to completing our qualifying transaction on April 3, 2014, Canopy Growth was a “capital pool company” under Policy 2.4 of the TSX Venture Exchange Corporate Finance Manual. As a capital pool company, Canopy Growth had no assets other than cash and did not carry on any operations. Following Canopy Growth’s Annual and Special Shareholders’ Meeting held on September 17, 2015 whereby its shareholders approved changing the name of the company from Tweed Marijuana Inc. to Canopy Growth Corporation, Canopy Growth amended its articles to change its name. Canopy Growth also changed its trading symbol on the TSX Venture Exchange (“TSXV”) from “TWD” to “CGC”. On July 26, 2016, the Company graduated to the TSX and began trading on that day, continuing with the trading symbol of “CGC”. The Company delisted from the TSXV at the end of day July 25th, prior to graduating and listing on the TSX. On February 1, 2017, the Company’s trading symbol was changed to “WEED” and on March 10, 2017, the Company was the first cannabis company to be added to the S&P/TSX Composite Index.

Our head office is located at 1 Hershey Drive, Smiths Falls, ON, K7A 0A8 and our registered office is located at 515 Legget Drive, Suite 800, Ottawa, ON, K2K 3G4. Our telephone number is 1-855-558-9333 and our corporate website is www.canopygrowth.com. The information contained on our website is not incorporated by reference into this Annual Information Form.

As of March 31, 2017, there were 546 full-time employees in the Company as compared to 156 full-time employees at March 31, 2016.

We conduct our business through our various subsidiaries. The following chart illustrates, as at the date of this Annual Information Form, our subsidiaries, including their respective jurisdiction of incorporation and percentage of voting securities of each that are held by Canopy Growth either directly or indirectly:

GENERAL DEVELOPMENT OF THE BUSINESS

Canopy Growth was incorporated on August 5, 2009 under the name “LW Capital Pool Inc.” and completed its initial public offering as a capital pool company on June 4, 2010. The Common Shares began trading on the TSX Venture Exchange as a capital pool company on June 9, 2010. After failing to complete a qualifying transaction in accordance with the TSX Venture Exchange’s capital pool company policy, LW Capital Pool Inc. was transferred to the NEX board until it completed its qualifying transaction on April 3, 2014 (the “Qualifying Transaction”). As part of the Qualifying Transaction, LW Capital Pool Inc. consolidated its shares on a 5 to 1 basis (the “Consolidation”).

The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among LW Capital Pool Inc., 2405882 Ontario Inc., a wholly-owned subsidiary of LW Capital Pool Inc., and Tweed, which resulted in a reverse takeover of LW Capital Pool Inc. by the shareholders of Tweed. In connection with that amalgamation, LW Capital Pool Inc. changed its name to Tweed Marijuana Inc. and issued a total of 33,618,108 post-Consolidation Common Shares to the holders of shares of Tweed. In addition, 2,980,051 Common Shares of Canopy Growth were reserved for options and warrants issued to the holders of Tweed options and warrants. Following closing of the Qualifying Transaction, Canopy Growth had a total of 35,070,108 Common Shares outstanding.

Tweed Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on January 22, 2010 and developed the products which are the basis of the products we offer to customers today.

On June 18, 2014, the Corporation purchased 100% of the issued and outstanding shares of Tweed Farms. The purchase price was $2,000,000 of which $500,000 was payable in cash with $400,000 payable on closing and $100,000 payable upon the earlier of (i) the completion of the first harvest of marijuana at the Tweed Farms facility or (ii) six months after closing. The balance of $1,500,000 is to be satisfied by the issuance of up to 519,031 Common Shares at a deemed value of $2.89 per share to Angus Footman on the achievement of certain milestones. The conditions to the issuance of the 519,031 Common Shares have been met or waived by the Corporation and the first 346,020 of such shares were issued in the prior fiscal year. The remaining 173,011 were issued on October 23, 2015.

Following our acquisition of Tweed Farms, Tweed Farms exercised an option to acquire the Niagara-On-The-Lake greenhouse facility for an acquisition price of $3,200,000. Health Canada granted Tweed Farms the Tweed Farms Commercial Licence on August 15, 2014.

On June 23, 2015, the Corporation entered into an Arrangement Agreement with Bedrocan Cannabis Corp. (“Bedrocan Cannabis”), pursuant to which the Corporation acquired all of the issued and outstanding common shares of Bedrocan Cannabis by way of a plan of arrangement (the “Arrangement’). Under the terms of the Arrangement, Bedrocan Cannabis shareholders were entitled to receive 0.4650 Common Shares of the Corporation for each common share of Bedrocan Cannabis held (the “Exchange Ratio”). As part of the Arrangement: (a) all warrants granted by Bedrocan Cannabis outstanding immediately prior to the effective date of the Arrangement were automatically adjusted in accordance with the terms thereof and represented a right to acquire Canopy Growth Common Shares on the same terms and conditions and at their economic equivalent in lieu of common shares in the capital of Bedrocan Cannabis, subject to adjustment based upon the Exchange Ratio, and (b) all options granted by Bedrocan Cannabis outstanding immediately prior to the effective date of the Arrangement entitled holders to acquire Canopy Growth Common Shares in lieu of common shares in the capital of Bedrocan Cannabis subject to adjustment in number and exercise price based on Exchange Ratio, without entailing any amendment to their terms. Upon closing of the Arrangement, Canopy Growth issued a total of 35,202,818 Common Shares to the former holders of Bedrocan Cannabis common shares. On November 6, 2015, the Corporation filed on SEDAR the amended Business Acquisition Report or Form 51-102F4 in respect of the Arrangement. By articles of amalgamation effective July 1, 2016 and pursuant to an amalgamation agreement, Bedrocan Cannabis and Bedrocan amalgamated (the “Bedrocan Amalgamation”). The effect of the Bedrocan Amalgamation is that the post-amalgamation company, Bedrocan, is now a wholly-owned subsidiary of Canopy Growth.

On November 30, 2016, the Corporation entered into an Arrangement Agreement with Mettrum Health Corp. (“Mettrum”), pursuant to which the Corporation acquired all of the issued and outstanding common shares of Mettrum by way of a plan of arrangement (the “Mettrum Arrangement’). Under the terms of the Mettrum Arrangement, Mettrum shareholders were entitled to receive 0.7132 Common Shares of the Corporation for each common share of Mettrum held (the “Mettrum Exchange Ratio”). As part of the Mettrum Arrangement, all options granted by Mettrum outstanding immediately prior to the effective date of the Mettrum Arrangement entitled holders to acquire Canopy Growth Common Shares in lieu of common shares in the capital of Mettrum subject to adjustment in number and exercise price based on the Mettrum Exchange Ratio, without entailing any amendment to their terms. Upon closing of the Mettrum Arrangement, Canopy Growth issued a total of 34,265,042 Common Shares to the former holders of Mettrum common shares. Mettrum is now a wholly-owned subsidiary of Canopy Growth. On November 23, 2017, the Corporation filed on SEDAR the amended Business Acquisition Report or Form 51-102F4 in respect of the Arrangement.

Prior to Mettrum’s acquisition by the Company, Mettrum acquired Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) in two separate transactions. Under the provisions of the respective share purchase agreements, additional Mettrum shares would have been issued to former shareholders of Apollo and Bodystream over the five years following the acquisition if certain performance targets were met and the shareholders remained as employees. As a result of the acquisition of Mettrum, the obligation for this share based compensation was assumed by the Company. The maximum number of Company shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively.

THREE YEAR HISTORY OF THE BUSINESS

Fiscal 2015 (January 1, 2014 to March 31, 2015)

•	On January 2, 2014, LW Capital Pool Inc. (“LW CPI”) announced that it entered into a non-binding letter of intent with Tweed Inc. which outlines the general terms and conditions of a proposed transaction pursuant to which LW CPI proposes to acquire all of the issued and outstanding securities of Tweed Inc. in exchange for securities of LW CPI. The LOI was negotiated at arm’s length and is effective as of January 2, 2014.

•	On January 24, 2014, Health Canada granted Tweed a license to cultivate and sell medical marijuana pursuant to the MMPR.

•	On April 3, 2014, Tweed Marijuana Inc., formerly LW Capital Pool Inc., closed its qualifying transaction with Tweed pursuant to which Tweed completed a reverse takeover transaction with Tweed Marijuana Inc.

•	Trading in Common Shares of Canopy Growth, formerly Tweed Marijuana Inc. on the TSX Venture Exchange under the symbol TWD began on April 4, 2014.

•	On May 4, 2014, Canopy Growth, formerly Tweed Marijuana Inc. announced the closing of a short form prospectus offering, on a bought deal basis, of 4,687,500 Common Shares for aggregate gross proceeds of $15,000,000.

•	On May 5, 2014, Tweed completed its first orders of medical marijuana to customers.

•	On June 19, 2014, Canopy Growth, formerly Tweed Marijuana Inc., announced the acquisition of Prime1 Construction Services Corp. (“Park Lane”), a then MMPR license applicant. The acquisition added a greenhouse facility located in Niagara-on-the-Lake. In consideration for the acquired shares in Park Lane, Tweed paid $3,200,000 cash and also issued up to 519,031 shares over the following 12 months upon achievement of specific milestones.

•	On August 11, 2014, Health Canada granted a license to Prime1 Construction Services Corp., doing business as Park Lane Farms (“Tweed Farms”).

•	On March 17, 2015, Canopy Growth, formerly Tweed Marijuana Inc., announced the closing of a short form prospectus offering, on a bought deal basis, of 9,302,400 Common Shares of the Company for aggregate gross proceeds of $20,000,160.

•	On March 25, 2015, Canopy Growth, formerly Tweed Marijuana Inc., announced that the underwriters of the bought deal offering that closed on March 17, 2015 exercised their over-allotment option in part to purchase an additional 795,360 Common Shares for gross proceeds of $1,710,024.

Fiscal 2016 (April 1, 2015 to March 31, 2016)

•	On June 24, 2015, Canopy Growth, formerly Tweed Marijuana Inc., and Bedrocan Canada announced that they entered into a definitive arrangement agreement, pursuant to which Canopy Growth, formerly Tweed Marijuana Inc., would acquire all of the issued and outstanding securities of Bedrocan Canada. Under the terms of the announced acquisition, Bedrocan Canada shareholders were entitled to receive 0.4650 Common Shares of Canopy Growth, formerly Tweed Marijuana Inc., for each common share of Bedrocan Canada held. As part of the transaction, TMI was to issue a total of approximately 33.9 mi1llion Common Shares in connection with the acquisition having an aggregate value of approximately $61.0 million based on the $1.80 per share closing price of the TWD shares on the TSXVenture Exchange on June 23, 2015.

•	On August 20, 2015, Tweed received authorization from Health Canada to begin the production of cannabis extracts.

•	On August 31, 2015, the closing of the acquisition of Bedrocan Canada was announced.

•	On September 4, 2015, Canopy Growth, formerly Tweed Marijuana Inc., entered into an agreement to acquire MedCannAccess by way of amalgamation in an all-equity transaction.

•	On September 21, 2015, Canopy Growth, formerly Tweed Marijuana Inc., shareholders voted in favour of changing the company’s corporate name to Canopy Growth Corporation and its trading symbol to CGC.

•	On October 1, 2015, Tweed and DNA Genetics announced a partnership to enable Tweed to begin its own breeding program. (See Overview of Canopy Growth Corporation – Tweed Inc.)

•	On October 2, 2015, Canopy Growth announced the closing of the acquisition of MedCannAccess.

•	On November 18, 2015, Canopy Growth announced the closing of a short form prospectus offering, on a bought deal basis, of a total of 7,012,700 Common Shares for aggregate gross proceeds of $14,376,035.

•	On February 11, 2016, Tweed entered into a license agreement with LBC Holdings, Inc. (“LBC”), a company related to the artist known as Snoop Dogg.

•	On February 24, 2016, Health Canada granted Tweed its license to sell cannabis oil products.

•	On March 9, 2016, Bedrocan Canada launched a personalized insurance claim concierge service in collaboration with Canadians for Fair Access to Medical Marijuana (CFAMM).

•	On March 17, 2016, Tweed announced a new name, Tweed Main Street, and look for the company’s community engagement centres.

Fiscal 2017 (April 1, 2016 to March 31, 2017)

•	On April 7, 2016, Canopy Growth entered into an engagement agreement with XIB Consulting Inc. (“XIB”) to assist Canopy Growth with corporate development initiatives including, but not limited to, acquisitions, strategic networking and market awareness.

•	On April 15, 2016, Canopy Growth closed its previously announced short form prospectus offering, on a bought deal basis, including the exercise in full of the underwriters’ over-allotment option. A total of 5,002,500 Common Shares in the capital of the Company were sold at a price of $2.30 per Share, for aggregate gross proceeds of $11,505,750. The Offering was underwritten by a syndicate of underwriters led by Dundee Securities Ltd. and including GMP Securities L.P (the “Co-Lead Underwriters” and, collectively with the syndicate, the “Underwriters”).

•	On May 9, 2016, Canopy Growth announced a partnership with AusCann Group Holdings Ltd. (“AusCann”), an early leader in the nascent Australian medical cannabis industry. Through this partnership, Canopy Growth will offer its expertise in a number of areas including production, quality assurance and operations, and provide strategic advisory services to AusCann in exchange for an initial 15% ownership stake in the company, as well as further options.

•	On May 16, 2016, Canopy Growth announced plans to fund a national campaign, developed and administered by two of the country’s leading organizations in promoting evidence based drug policy and safe driving, the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving (MADD Canada), to raise awareness of impairment in relation to operating a motor vehicle under the influence of cannabis.

•	On June 8, 2016, Canopy Growth received conditional approval from the Toronto Stock Exchange (the “TSX”) to graduate from the TSX Venture Exchange and list its Common Shares on the TSX.

•	On June 20, 2016, Bedrocan received its Health Canada license to sell cannabis oils in addition to dried cannabis products.

•	On June 28, 2016, Canopy Growth announced the closing of an agreement with Entourage, which will see Bedrocan Canada, Bedrocan International BV and local Brazilian partners create a new company called Bedrocan Brasil, which will facilitate the importation of Bedrocan’s proprietary standardized cannabis varieties and know-how into the Brazilian market. Additionally, Canopy Growth announced that it would partner with Entourage to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets.

•	On July 25, 2016, Tweed received necessary approvals in Canada and Germany to begin export of medical cannabis for sale to German patients.

•	On July 25, 2016, Canopy Growth received final approval for the listing of its Common Shares on the TSX and that the Common Shares would commence trading on the TSX effective as of the open of the market on July 26, 2016.

•	On August 5, 2016, Canopy Growth announced that it had closed a $5.5 million financing with a commercial lending institution.

•	On August 8, 2016, Canopy Growth announced it had entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and Dundee Securities Ltd., pursuant to which the Underwriters had agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, 6,849,315 Common Shares of the Corporation at a price of $3.65 per Common Share for aggregate gross proceeds to Canopy Growth of $25,000,000. The Company had also agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,027,397 Common Shares at the Offering Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option was exercised in full, an additional $3,750,000 in gross proceeds would be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be $28,750,000.

•	On August 8, 2016, Canopy Growth announced that it had agreed with a syndicate of underwriters led by GMP Securities L.P. and Dundee Securities Ltd., and including INFOR Financial Inc. and PI Financial Corp., to increase the size of its previously announced $25,000,000 bought deal offering. Pursuant to the upsized deal terms, the Underwriters agreed to purchase, on a bought deal basis, 8,220,000 Common Shares of the Corporation at a price of $3.65 per Common Share for aggregate gross proceeds to Canopy Growth of $30,003,000. The Company agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,233,000 Common Shares at the Offering Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $4,500,450 in gross proceeds was raised pursuant to the Offering and the aggregate gross proceeds of the Offering would be $34,503,450.

•	On August 15, 2016, Mark Zekulin was appointed President of Canopy Growth Corporation;

•	On August 24, 2016, Canopy Growth announced that the Company had closed its previously announced short form prospectus offering, on a bought deal basis, including the exercise in full of the underwriters’ over-allotment option. A total of 9,453,000 Common Shares in the capital of the Company were sold at a price of $3.65 per Share, for aggregate gross proceeds of $34,503,450.

•	On September 15, 2016, Tweed launched Lemon Skunk, the first strain bred from DNA Genetics and grown to DNA standards in Tweed’s Smiths Falls facility.

•	On September 19, 2016, Canopy Growth announced that the Company had entered into an agreement with Delivra Inc. to supply Canopy Growth’s operating subsidiaries, including Tweed and Bedrocan Canada, with cannabis-infused topical product formulations.

•	On October 6, 2016, Tweed and Snoop Dogg, the world’s most renowned cannabis connoisseur, announced that Leafs by Snoop would be available in Canada, exclusively to customers registered with Tweed, in October 2016. (See Overview of Canopy Growth Corporation – Tweed Inc.)

•	On October 11, 2016, Canopy Growth renewed the engagement agreement with XIB that the Corporation announced on April 7, 2016.

•	On November 1, 2016, Canopy Growth acquired ownership of Vert Médical, a Quebec-based ACMPR applicant as well as the lease and the right to acquire 90 acres of land and a 7,000-square foot indoor growing and office facility located in Saint-Lucien, Quebec. In connection with the Vert Médical acquisition, Canopy Growth acquired the majority ownership of Drummondville, Quebec-based Groupe H.E.M.P.CA Inc. which is licensed by Health Canada to cultivate hemp and extract oil from hemp seeds;

•	On November 1, 2016, Canopy Growth entered into a Memorandum of Understanding with the Goldman Group to expand Canopy Growth’s cannabis production capacity and geographic footprint. The Goldman Group will acquire new properties across Canada for the design and/or build of new Canopy Growth production facilities. Subject to the Company’s approval, these facilities will be constructed to Canopy Growth’s proprietary specifications as they are defined by established production methods for each of its subsidiaries and leased back to the Company.

•	On November 7, 2016, Tweed received approval from Health Canada to begin using its new breeding area at 1 Hershey Drive in Smiths Falls, Ontario.

•	On November 23, 2016, Bedrocan received an export permit from Health Canada and exported 10 kg of dried marijuana to Brazil for research purposes and Canopy Growth, Entourage and Bedrocan Brasil completed an initial funding round of $3 million USD in exchange for common shares in Entourage and Bedrocan Brasil.

•	On November 28, 2016, Canopy Growth entered into an agreement to acquire MedCann GmbH Pharma and Nutraceuticals (“MedCann GmbH”), a German-based pharmaceutical distributor who has successfully placed Tweed-branded cannabis strains in German pharmacies.

•	On December 1, 2016, Canopy Growth and Mettrum announced that they had entered into a definitive arrangement agreement pursuant to which Canopy Growth will acquire all of the issued and outstanding shares of Mettrum.

•	On December 2, 2016, Canopy Growth announced the formation of the cannabis research incubator, Canopy Health Innovations Inc. (“CHI”) and the initial funding of operations through a private placement of common shares of CHI at a price per share of $1.50, to raise total gross proceeds of $7 million, with the closing of the private placement subject to certain conditions.

•	On December 5, 2016, Canopy Growth announced that the Company had entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and Dundee Capital Partners, pursuant to which the Underwriters agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, 5,662,000 Common Shares of the Corporation at a price of $10.60 per Common Share for aggregate gross proceeds to Canopy Growth of $60,017,200.

•	On December 12, 2016, Tweed received the Tweed Dealers Licence pursuant to the provisions of the CDSA and began operating this area, built to GMP specifications, within its production facility in Smiths Falls, Ontario.

•	On December 21, 2016, Canopy Growth announced that CHI had closed an offering to sell common shares in the CHI or gross proceeds of approximately $7 million and announced that Marc Wayne would join CHI as founding President and Director.

•	On December 22, 2016, Canopy Growth announced that the Company had closed its previously announced short form prospectus offering on a bought deal basis. A total of 5,662,000 Common Shares in the capital of the Company were sold at a price of $10.60 per Share, for aggregate gross proceeds of $60,017,200.

•	On January 16, 2017, Canopy Growth closed the acquisition of the property at 1 Hershey Drive in Smiths Falls, Ontario that currently houses Canopy Growth’s headquarters and Tweed production facilities.

•	On January 23, 2017, Canopy Growth and Mettrum announced that both Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), leading independent proxy advisory firms which provide voting recommendations to institutional investors, recommended that shareholders of both Companies vote FOR the resolutions to Approve the Acquisition of Mettrum by Canopy Growth pursuant to the terms of an arrangement agreement dated November 30, 2016 and previously announced by the Companies on December 1, 2016.

•	On January 31, 2017, Canopy Growth and Mettrum announced the closing of the acquisition of Mettrum by Canopy Growth pursuant to the terms of an arrangement agreement dated November 30, 2016, as amended, and previously announced by the Companies on December 1, 2016.

•	On January 31, 2017, Canopy Growth announced that the Company’s share ticker would change to TSX:WEED upon the commencement of trading on the TSX on February 1, 2017.

•	On February 18, 2017, Canopy Growth renewed the engagement agreement with XIB that the Company announced on April 7, 2016 and subsequently renewed October 7, 2016.

•	On February 21, 2017, Canopy Growth entered into a memorandum of understanding with Namaste Technologies Inc. Namaste Technologies Inc., is an emerging leader in the vaporizer and accessories space with 26 ecommerce retail stores in 20 countries. The companies will work together to educate customers on the legal, regulated cannabis framework in Canada, encourage the use of vaporizing technology over smoking, and introduce cross-brand exposure among their respective clients.

•	On February 22, 2017, Canopy Growth announced that Tweed had completed a process of sourcing a diverse genetic seed bank and legally importing it into Canada and announced that Tweed would begin selling cannabis seeds, as part of the Tweed HomeGrow Collection, to authorized home growers under the ACMPR in early March. The seed bank is a collection of genetics with lineages originating all around the world and the resulting Tweed HomeGrow Collection is made up of ten seed types designed to meet the diverse needs of patients.

•	On March 7, 2017, Canopy Growth issued a statement regarding possible Class Action related to Mettrum recall. (See “Risk Factors – Product Recalls and Risk Factors – Litigation”).

•	On March 10, 2017, Canopy Growth announced that the Company’s shares were added to the S&P/TSX Composite Index following a quarterly review by S&P Dow Jones Indices and the change would be effective after the close of trading on Friday, March 17, 2017.

•	On March 22, 2017, Canopy Growth announced that the Company had completed a private placement with one investor of Common Shares pursuant to which the Company issued 2,500,000 Shares at a net price of $9.70 per Share, for aggregate net proceeds of $24,250,000.

•	On March 29, 2017, Canopy Growth announced that starting in early April 2017, all registered customers would be able to access the full product catalogues of Tweed, Bedrocan Canada and Mettrum through Tweed’s new online store, Tweed Main Street.

BUSINESS OF CANOPY GROWTH

Medical Marijuana Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of marijuana and to implement a government-run program for medical marijuana access. Health Canada replaced the prior regulatory framework and issued the ACMPR in August 2016 which allows for secure and regulated commercial operations capable of producing consistent, quality medicine, as well as allows approved individuals to produce a limited amount of cannabis for their own medical purposes. The ACMPR covers the production and sale of dried marijuana, cannabis oil, marijuana plants, and marijuana seeds.

Under the ACMPR, patients are required to obtain medical approval from their healthcare practitioner and provide a medical document to the Licensed Producer from which they wish to purchase marijuana. The Company has observed a growth in the number of approved patients, which indicates that the new regulations are simpler and involve fewer obstacles than the previous regulatory regime. The ACMPR allows for competition among Licensed Producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well-positioned and capitalized producers to leverage their position in the marketplace.

The ACMPR was the government’s response to the decision rendered on February 24, 2016 by the Federal Court of Canada in Allard et al v. Canada. This case began as a result of the government’s decision to repeal the MMAR and enact the MMPR. This change overhauled the way that the government provides access to medical marijuana for patients across the country. The plaintiffs in the Allard case argued that the MMPR violates their Charter rights and the court, in a lengthy and detailed judgment, agreed with the plaintiffs, found the entire MMPR to be unconstitutional and of no force and effect, but suspended its declaration of invalidity for six months in order to give the government time to respond and, if thought appropriate, craft a Charter-compliant medical marijuana regime. Additionally, the Federal Court of Canada ruled that a previous injunction should be upheld, allowing patients with an existing personal production license under the prior legislation to continue to produce their own medical marijuana, subject to certain conditions.

On July 8, 2015 Health Canada issued certain exemptions under the CDSA which includes a Section 56 Class Exemption for Licensed Producers under the MMPR to conduct activities with cannabis which permits Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves, in addition to dried marijuana (this does not permit Licensed Producers to sell plant material that can be used to propagate marijuana). Since the introduction of the ACMPR, Licensed Producers no longer have to apply for a supplemental license, rather their license as issued by Health Canada contains provisions regarding the production and sale of cannabis oil and fresh marijuana.

Health Canada estimates that in February 2017 approximately 130,000 patients in Canada used doctor prescribed medical marijuana through the ACMPR. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000, creating a market worth an estimated $1.3 billion.

Legalization of Recreational Use of Marijuana in Canada

On April 13, 2017, the Canadian Federal Government put forward proposed legislation, the Cannabis Act, outlining the framework for the legalization of adult use cannabis, as well as laws to address drug-impaired driving, protect public health and safety and prevent youth access to cannabis. Individuals over the age of 18 will be able to purchase fresh cannabis, dried cannabis, cannabis oil, and cannabis plants or seeds and will be able to possess 30 grams of dried cannabis, or the equivalent amount in fresh cannabis or cannabis oil. The Cannabis Act also permits households to grow a maximum of four plants, provided that the plants do not grow to a height of more than one metre. This limit exists regardless of the number of adults that reside in the household.

The provincial and municipal governments have been given explicit authority by the Federal Government to provide regulations regarding retail and distribution, as well as the ability to alter some of the existing baselines, such as increasing the minimum age for purchase and consumption. The Federal Government has said the Cannabis Act is to come into effect no later than July 2018. The ACMPR will continue to operate in tandem with the recreational regime, and will be re-evaluated within five years of the Cannabis Act coming into force.

See below under the headings “Risk Factors – Change in Laws, Regulations and Guidelines” and “Risk Factors – Competition” for further information.

International Development

Medical marijuana opportunities are developing in G20 countries as these jurisdictions move towards establishing new or improved medical marijuana systems. As Canada has developed an early regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community. Canopy Growth is actively pursuing opportunities in a number of jurisdictions where medical marijuana is legally allowed by all levels of government presently, or where the government is actively moving towards such a legal framework.

Canopy Growth will only conduct business in jurisdictions outside of Canada where such operations remain compliant with Canopy Growth’s Canadian regulatory obligations with the TSX. See below under the heading “Exchange Restrictions on Business” for further information.

Canopy Growth remains committed to only conducting business in jurisdictions where it is federally legal to do so. Canopy Growth believes that operating and investing in markets where such activity is federally illegal puts the company at risk of prosecution and its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.

The Company has received inquiries concerning strategic business opportunities from third-parties in many countries. The Company believes there is an opportunity to leverage its expertise and its business model in other legal marijuana markets around the world. On May 9, 2016, the Company announced a partnership with AusCann Group Holdings Ltd. (“AusCann”). Through this partnership, Canopy Growth will offer its expertise in a number of areas including production, quality assurance and operations, and provide strategic advisory services to AusCann in exchange for an 11% ownership stake in the company, as well as further options. AusCann and Canopy Growth will also aim to work together in Australian and international markets in a preferential but nonexclusive arrangement, subject to regulatory approval.

On June 28, 2016, the Company announced an agreement with Entourage. Under the agreement, Bedrocan, Bedrocan International BV (formerly Bedrocan Beheer BV) and local Brazilian partners created a new company called Bedrocan Brasil, which will facilitate the importation of Bedrocan’s proprietary standardized cannabis varieties and know-how into the Brazilian market. Additionally, Canopy Growth will partner with Entourage to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets. The transaction formally closed on September 20, 2016, whereby Canopy Growth owned a 50% interest in Entourage and Bedrocan owned a 41.75% interest in Bedrocan Brasil. Canopy, Entourage and Bedrocan Brasil completed an initial funding round of USD$3 million from independent investors on November 23, 2016 in exchange for common shares in Entourage and Bedrocan Brasil. The funding round reduced Canopy’s holding in Entourage from 50% to 38.462% and reduce its holding in Bedrocan Brasil from 41.75% to 39.387% after all tranches are received. These funds will be used both for the continuing development of Bedrocan Brasil and the launch of the Entourage clinical research plan.

On July 25, 2016, the Company announced that Tweed has received necessary approvals in Canada and Germany to begin export of medical cannabis for sale to German patients. On November 28, 2016, the Company acquired MedCann GmbH, a privately held pharmaceutical importer and manufacturer based in Germany, who has placed Tweed-branded cannabis strains in German pharmacies.

On June 19, 2017, Canopy Growth announced a new international medical brand, Spectrum Cannabis, that will serve as the Company’s physician and patient-facing identity in strictly medical markets outside North America, Spectrum Cannabis. Based on the intuitive colour-based system that has served to position Mettrum as an approachable cannabis brand in Canada, Spectrum will focus on physician interactions, stakeholder outreach, and patient education. The industry-leading expertise developed in Canada will be applied to markets around the world through this new brand.

MedCann GmbH has been renamed Spektrum Cannabis Germany GmbH and has distributed cannabis products to over 400 pharmacies across Germany, up from 200 pharmacies in April 2017. Spektrum Cannabis Germany GmbH’s facility in Germany is GMP certified by Regierungspraesidium Tübingen.

Canopy Growth has also established Spectrum Chile SpA. Through a strategic partnership with Cannagrow, a domestic Chilean medical cannabis company, Spectrum Chile SpA has been created to ensure Chilean patients have access to high-quality cannabis products.

Overview of Canopy Growth Corporation

Canopy Growth is a publicly-traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. The Company’s Common Shares are listed on the TSX, under the trading symbol “WEED.” Through its wholly-owned subsidiaries, Tweed, Tweed Farms, Bedrocan, and Mettrum, Canopy Growth is currently in the business of producing and selling legal marijuana, in the Canadian medical market. Canopy Growth is also positioning itself to produce and sell marijuana in the recreational market in Canada when it becomes legalized in the future.

CraftGrow is the brand developed for the Company’s partner program that gives Licensed Producers access to the Company’s platform including the Quality Assurance program, online market place, customer care and call centre capabilities, as well as Tweed’s customer base. Access to the Company’s platform can be expected to significantly reduce the resources that new entrants are required to invest to enter the market and help get them to market much faster to the benefit of all medical cannabis patients. The CraftGrow program benefits our customers by bringing a variety of cannabis cultivated by different Licensed Producers to the Company’s online marketplace.

The Company has established Tweed Main Street as the brand for its core customer engagement vehicles, both online and physical locations. Through the Tweed Main Street online market place, registered customers can purchase all dried, oil and soft gel cannabis products available from the Company including varieties from Tweed, Tweed Farms, Bedrocan, Mettrum, DNA Genetics and Leafs By Snoop. Tweed Main Street provides tools and information to help patients search for cannabis products based on cannabinoids, form and time of use. In addition, Tweed Main Street provides a “Spectrum” tool, originally developed by Mettrum, that allows customers to categorize strains according to THC potency, as well as CBD levels, using a straight forward colour code system. Product availability in Tweed Main Street is subject to multiple factors including customer demand, cultivation schedule and the time required for post-harvest processing, quality assurance testing and regulatory approval.

Further engagement between the Tweed brand and customers is facilitated by the Company’s expanding network of Tweed Main Street Community Engagement Centers. These physical locations throughout Ontario provide an opportunity for individuals to learn about medical cannabis in a helpful, supportive and consumer-friendly environment. The Company is actively seeking partners to expand the network of Tweed Main Street locations, through licensing partnerships, to strategic locations across Canada.

On April 27, 2017, Canopy Growth announced the commitment of $20 million in seed capital funding for a complementary but distinct company that will provide financial and strategic support to ACMPR applicants and existing Licensed Producers. Specifically, the newly formed company, Canopy Rivers Corporation (“Canopy Rivers”), will operate as a joint venture with Canopy Growth. Each potential partner will be evaluated separately, and individual streaming and support service contracts entered by Canopy Rivers will be priced and structured consistently with the risks, value proposition, and requirements of our counterparties. Capital invested in each partner may involve an upfront payment, may include additional license or production based milestones payments, and may also involve equity or and/or equity linked securities. This strategic agreement provides Canopy Growth with a secure and predictable source of incremental cannabis supply and increased diversification of its products available for sale.

On June 16, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230,484.60. The offering was led by GMP Securities L.P. as the sole lead agent and included Cormark Securities Inc., INFOR Financial Inc., and PI Financial Corp. This offering increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry.

Tweed Inc.

Tweed is a Licensed Producer of medical marijuana under the ACMPR. The Tweed Commercial Licence for Tweed’s facility in Smiths Falls, Ontario was renewed on January 20, 2017 and will be up for renewal on July 20, 2018.

Tweed’s Commercial Licence covers 168,000 square feet of its 472,000 square feet Smiths Falls facility and allows Tweed to produce, possess and sell up to $150,000,000 worth of product in accordance with the Tweed Commercial Licence. Tweed ’s present built-out production capacity of 24 climate controlled indoor growing rooms and the related vegetation, nutrient delivery and production infrastructure as is required to support the 24-room configuration. Additionally, an in-house laboratory and R&D area, cannabis oil extraction infrastructure and a high-level security vault exist in the Smiths Falls facility. See below under the heading ““Risk Factors—Reliance on Seven Facilities” for further information.

On December 9, 2016, Tweed was issued the Tweed Dealers Licence by Health Canada pursuant to the CDSA and began operating the area built to GMP specifications at the facility in Smiths Falls, Ontario. Licensed activities occur in a distinct area of the facility focused on strategic projects beyond Tweed’s operational scope. The licence allows Tweed to conduct research and possess cannabis and cannabis derivatives in forms that are not currently covered by the ACMPR. Tweed can also begin development of innovative products for future market opportunities, and with necessary approvals undertake the export of non-dried form of cannabis to other jurisdictions.

On January 15, 2017, the Tweed acquired the property at 1 Hershey Drive, in Smiths Falls, Ontario, thereby terminating the lease agreement dated December 27, 2013 between Tweed and the landlord, Tweed Hershey Drive Inc. (the “Tweed Lease Agreement”). The entire 472,000 sq. ft. facility could almost triple current production and processing capacity, and the 42-acre site could house hundreds of thousands of square feet of additional production and processing space. The facility was acquired for $6.6 million, of which $823,980 was settled with the issuance of 94,397 common shares of the Corporation, with the remainder paid in cash on closing. Bruce Linton, as an officer, director, and shareholder of Tweed Hershey Drive Inc. received 70,800 of the 94,397 shares issued, which are subject to a 4-month lockup. The acquisition is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because Bruce Linton, a director and officer of Canopy Growth is also a shareholder of the vendor Tweed Hershey Drive Inc. An issuer proposing to undertake a related party transaction is required to prepare a formal valuation of the subject matter of the proposed transaction and to provide holders of the class of affected securities a summary of such valuation. The issuer must also seek approval of the transaction by a majority of the votes cast by the minority holders of the affected securities. Canopy Growth relied on an exemption available pursuant to MI 61-101 from the formal valuation and minority approval requirements since neither the fair market value of the property acquired, nor the fair market value of the purchase price for the acquisition of the property exceeded 25% of Canopy Growth’s market capitalization at the time of the transaction.

On May 5, 2014, Tweed made its first shipment of products to customers. Tweed sells its dried cannabis at prices ranging from $6 per gram, for value strains, to up to $12 per gram for premium strains. Typically, growth time, strain yield and market comparatives determine a strain’s price. Very particular strains may be priced higher, but this would be the exception. Tweed does not offer volume discounts to end users, but has developed an income-tested Compassionate Pricing Promise whereby eligible low-income patients may obtain a 20% discount off regular prices.

On February 24, 2016, Tweed began selling cannabis oil made with GMO-free, organic sunflower oil. Starting with popular offerings, as determined by Tweed’s prior sales, of Argyle, Princeton and Highlands, Tweed will introduce new strain-specific cannabis oils on an ongoing basis. Each 10 ml of cannabis oil contains the equivalent of 1 gram of the corresponding Tweed dried-flower variety.

A key focus of Tweed, since its inception, has been the development of its brand. From the name, logo and design aesthetic, to the approachable tone and light-hearted copy, unlike industry participants that have positioned themselves as pharmaceutical companies, Tweed is positioned to attract strong appeal and recognition in the medical marijuana market in Canada across value and premium product segments. Tweed is intent on using creative marketing strategies to further increase public awareness of the Tweed brand. The objective of these marketing strategies is to make the Tweed brand top-of-mind as medical patients and future recreational users consider making their first legal marijuana purchase.

In October 2015, Tweed and DNA Genetics announced a partnership that would see Tweed leverage DNA’s expertise in cannabis breeding to bring exclusive DNA Certified strains to Tweed customers. Working with DNA, Tweed will be breeding new strains for customers that have been personally bred, phenotyped & inspected by DNA Genetics. On September 15, 2016, Tweed launched Lemon Skunk, the first strain certified by DNA Genetics and selected through phenotyping by DNA Genetics. DNA certified strains sold to Tweed customers include Lemon Skunk, Super Lemon OG, Golden Lemons and Banana Kush. Prices for DNA-Certified rains range from $9 to $12 per gram.

On April 6, 2016, the Corporation entered into an engagement agreement with XIB to assist the Corporation with corporate development initiatives including acquisitions, strategic networking and market awareness. XIB have developed a broad network and in-depth knowledge and experience in the cannabis sector. The initial term of the agreement was six months and the Corporation issued XIB 38,656 shares in the capital of the Corporation at a price of $2.59 per share. The engagement agreement has since been renewed twice, in October 2016 and April 2017, with additional issuances of common shares as payment of the fee. See the chart under Prior Sales – Common Shares for further information.

On February 11, 2016 Tweed entered into a license agreement (the “License Agreement”) with LBC Holdings, Inc. (“LBC”), a company related to the artist known as Snoop Dogg. Under the License Agreement, Snoop Dogg, through LBC, and Tweed have partnered on curated content and brand strategy exclusively in Canada. On October 27, 2016, Tweed began selling three Leafs By Snoop varieties and the Leafs By Snoop strains currently available include Sunset, Ocean View, Moonbeam and Palm Tree CBD. Prices for Leafs by Snoop Strains range from $9 to $12 per gram.

Since the founding of Tweed, the Company has provided a variety of support to patients and doctors in order to improve knowledge with respect to marijuana for medical purposes. In December 2014, the Company announced support to the Canadian AIDS Society (“CAS”) in the form of an unrestricted grant to CAS for the development of a patient-focused series that explains the science of cannabis as a therapy, the rules and regulations surrounding access and different ways to consume cannabis for safer use and better health. In addition, the Company has research partnerships in place with researchers from the University of Ottawa and Ryerson University, has provided funding for education to the Chronic Pain Association of Canada, has donated to local cultural and health-based initiative, and has sponsored youth cannabis education programs.

Tweed announced on May 16, 2016 its plan to fund a national campaign to raise awareness of impairment in relation to operating a motor vehicle under the influence of cannabis. The campaign will be developed and administered by two of the country’s national organizations in promoting evidence based drug policy and safe driving, the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving (MADD Canada). Funding will be provided to MADD Canada over three years by the Company, using proceeds from a previously announced education fund dedicated towards responsible use of cannabis.

Tweed is the sole Licensed Producer supporter of the Primary Care Updates across Canada reaching thousands of doctors, and supports countless efforts by local educators to improve the understanding of marijuana for medical purposes through a team of detailers visiting doctors throughout Ontario. Tweed has also partnered with Canabo Medical Corporation to conduct scientific and medical research through its network of healthcare practitioners at its medical clinics. This research data will be used to clarify the role of cannabis in various chronic conditions, including the management of chronic pain.

Tweed was also, to the Company’s knowledge, the first Licensed Producer to have an accredited M1 continuing medical education program to assist doctors, and in partnership with Bedrocan, one other Licensed Producer and the Collège des médecins du Québec, proudly contributed startup funding for the creation of a registry for medical cannabis patients in the Province of Quebec. The first of its kind, the anticipated 10-year registry will gather information on the demographic profiles of patients who use medical cannabis, the medical purpose for which they use it, and at what dosage, while tracking the effectiveness and safety of cannabis used in the management of symptoms associated with particular health conditions.

Tweed Farms Inc.

Tweed Farms in Niagara-on-the-Lake, Ontario was acquired by the Company on June 18, 2014 when it was in the process of obtaining its license to cultivate under the MMPR. The Tweed Farms facility is 375,000 square feet, on approximately 9 acres, of which 350,000 square feet represents the greenhouse and 25,000 square feet is used for storage, shipping and offices.

The Tweed Farms Commercial Licence allows Tweed Farms to produce, possess and sell up to $150,000,000 worth of product in accordance with the Tweed Farms Commercial Licence at its facilities in Niagara-on-the-Lake, Ontario. The Company estimates that when in full production, the 350,000-square foot greenhouse can support the production of up to 15,000 kilograms per year. The Tweed Farms Commecial Licence is up for renewal on July 13, 2018. See below under the heading “Risk Factors -Reliance on Licences” for further information.

Bedrocan Canada Inc.

Bedrocan was formed in February 2012 (under its predecessor name, 2318171 Ontario Inc.) by its founding shareholders for the purpose of entering into an exclusive licensing arrangement with Bedrocan Beheer BV (“Bedrocan BV”) and making an application to Health Canada to become a licensed producer under the MMPR framework.

On December 16, 2013, Bedrocan received the Bedrocan Initial Site Licence to operate as a Licensed Producer of medical marijuana under the MMPR, with the authority to import, package and sell medical marijuana. The Bedrocan Initial Site Licence has a current term ending June 1, 2018 and allows Bedrocan to possess and sell up to $6,250,000 worth of product in accordance with the Bedrocan Initial Site Licence.

On February 21, 2014, Bedrocan entered into an exclusive license agreement with Bedrocan BV, for an indefinite term, to use certain Bedrocan BV intellectual property for the cultivation, processing, marketing, sale and other commercialization of cannabis in Canada (the “BV License Agreement”). Material terms of the BV License Agreement include a performance guarantee and certain specified standards in respect of the licensed product, the payment of an annual license fee based on product sales and certain assignment and confidentiality restrictions.

On August 28, 2015, the Company acquired Bedrocan Cannabis pursuant to a definitive plan of arrangement, in which the Company acquired all of the issued and outstanding securities of Bedrocan Cannabis. The transaction closed on August 28, 2015 following approval by Bedrocan Cannabis shareholders and the TSX Venture Exchange and completion of conditions precedent to closing. In connection with the Arrangement, Bedrocan and Bedrocan BV entered into a second amended and restated license and distribution agreement on August 28, 2015 (the “Second Amended and Restated Licence and Distribution Agreement”). The effect of the Arrangement is that Bedrocan Cannabis continued as a wholly-owned subsidiary of Canopy, and Bedrocan was a wholly-owned subsidiary of Bedrocan Cannabis. This acquisition marked the beginning of the Company’s strategy to structurally evolve the Company’s position in the Canadian cannabis sector by diversifying the Company’s portfolio of technologies and brands. Under the terms of the Arrangement, Bedrocan Cannabis shareholders received 0.4650 common shares of Canopy Growth for each common share of Bedrocan held. The Company issued a total of 35,202,818 Common Shares on closing of the Arrangement. Following the Bedrocan Arrangement effective July 1, 2016, Bedrocan continues to be a wholly owned subsidiary of Canopy Growth. See below under the headings “Risk Factors – Risks inherent in the acquisition of the Acquired Companies” and Risk Factors – The Corporation could fail to successfully integrate the Acquired Companies into the business of the Corporation”.

The Bedrocan Second Site Licence permits Bedrocan to produce, possess and sell up to $31,250,000 worth of product in accordance with the Bedrocan Second Site Licence, and will be up for renewal on August 17, 2018. Bedrocan’s 52,000 square feet production facility in Toronto, Ontario is fully-licensed, and includes 34 vegetative and growing rooms, three dispensing rooms, the building’s two-floor high security level vault, and the ability to dispose of cannabis refuse via composting. This site is leased from a related company of Murray Goldman, a director of Canopy Growth. On August 28, 2015, Bedrocan amended its existing lease agreements with its landlord to extend the initial term, ending August 31, 2024, to August 31, 2029 (the “Amended Bedrocan 16 Upton Lease”).

The Company intends for Bedrocan to remain solely focused on the medical market, even if a legalized recreational market is eventually legislated in Canada. See below under the “Risk Factors – Change in Laws, Regulations and Guidelines” for further information.

Acquisition of MedCannAccess

On October 1, 2015 Canopy Growth acquired all of the issued and outstanding shares of several companies, which collectively operated as “MedCannAccess” (“MCA”), by way of an amalgamation with 9421653 Canada Inc., a wholly-owned subsidiary of Canopy Growth, pursuant to an amalgamation agreement dated September 3, 2015 (the “MCA Amalgamation Agreement”). 9388036 Canada Inc. is the post-amalgamation company resulting from the acquisition of MCA. In connection with the acquisition of MCA, Canopy Growth issued 3,316,902 Common Shares (the “MCA Common Shares”) to former shareholders of MCA, of which 2,779,206 are currently being held in escrow and will be either (i) released to the former shareholders of MCA upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation. In addition to the MCA Common Shares, 924,998 common share purchase warrants (the “MCA Warrants”) were issued to the former holders of common share purchase warrants of MCA. The exercise price of the MCA Warrants ranged between $3.68 and $5.70, all of which expired on May 6, 2016.

MCA operations were re-branded in the first quarter of fiscal 2017, as Tweed Main Street. Through the integration of MCA, Tweed can offer in-person client services through Tweed Main Street’s network of community engagement centres in Ontario, making Tweed the first Licensed Producer in Canada to offer in-person services in the medical marijuana industry. See below under the headings “Risk Factors – Risks inherent in the acquisition of the Acquired Companies” and Risk Factors – The Corporation could fail to successfully integrate the Acquired Companies into the business of the Corporation”.

Canopy Health Innovations

The Company established the cannabis research incubator, Canopy Health Innovations Inc. (“Canopy Health”), to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Growth is the preferred commercialization partner for Intellectual Property (“IP”) developed by Canopy Health.

On December 9, 2016, Canopy Growth announced the closing of an offering of Canopy Health shares for aggregate gross proceeds of approximately $7,000,000.00 to reduce Canopy Growth’s interest to 46.15% of Canopy Health common shares. To facilitate participation in Canopy Health research efforts by notable medical scientists and provide equity ownership opportunities, the Company’s initial ownership in Canopy Health has been limited to a minority position and is likely to be reduced over time. Canopy Health is a Canadian Controlled Private Corporation.

Canopy Health will operate as a research incubator and will focus on creating an IP portfolio that can be built into commercial opportunities for the Company and its subsidiaries. Pursuant to agreements entered into between Canopy Health and Canopy Growth, Canopy Growth and its subsidiaries will act as a primary supplier of cannabis products for clinical research, as a research partner through its subsidiary Tweed. The Tweed Dealers License will allow it to, among other things, possess cannabis and cannabis by-products for the purposes of analytical testing, and in the commercialization of IP created by Canopy Health.

Acquisition of Vert Médical

On November 1, 2016, Canopy Growth acquired ownership of Vert Médical (“Vert”), a Quebec-based ACMPR applicant. Canopy Growth has also acquired the lease and the right to acquire 90 acres of land and a 7,000-square foot indoor growing and office facility located in Saint-Lucien, Quebec. The Canopy Growth team will apply its documented and compliant standard operating procedures to pursue completion of the ACMPR license application. In consideration for the acquired shares in Vert, Canopy Growth paid debt of approximately $500,000. In addition, Canopy Growth will issue up to 294,900 common shares of the Corporation, if and when specific licensing and capacity expansion related milestones are achieved, except for 58,978 common shares which were issued on closing.

Acquisition of HEMP.CA Inc.

In conjunction with the Vert acquisition, Canopy Growth acquired majority ownership of Drummondville, Quebec-based Groupe H.E.M.P.CA Inc. (“Groupe Hemp”). Groupe Hemp is licensed by Health Canada to cultivate hemp and extract oil from hemp seeds. Groupe Hemp has developed a variety of brands, digital properties, and hemp products, ranging from skincare to pet care. In consideration for the acquired shares in Groupe Hemp, Canopy Growth issued 258,037 common shares of the Corporation of which 50% were issued on closing and the remainder released on April 1, 2017. In addition, the Corporation paid $300,000 on closing and assumed debt of approximately $276,000 which was due on April 1, 2017.

Acquisition of Mettrum Health Corporation

On January 31, 2017, Canopy Growth acquired all the issued and outstanding shares of Mettrum Health Corp. (“Mettrum”) pursuant to the terms of an arrangement agreement dated November 30, 2016 (the “Mettrum Transaction”). As a result of the closing of the Mettrum Transaction, Mettrum became a wholly-owned subsidiary of Canopy. Upon the completion of the Mettrum Transaction, Mettrum shareholders received 0.7132 common shares of Canopy Growth for each Mettrum common share held immediately prior to the closing.

Mettrum was incorporated on March 29, 2011 under the name Cinaport Acquisition Corp. and completed its initial public offering as a capital pool company on October 24, 2011 (the “Offering”). The Offering consisted of 2,260,000 common shares of Mettrum (“Mettrum Common Shares”) at a price of $0.10 per Common Share for gross proceeds of $226,000. The Mettrum Common Shares began trading on the TSXV as a capital pool company on November 1, 2011 under the symbol “CPQ.P”. Mettrum completed its qualifying transaction on September 30, 2014 (the “Mettrum Qualifying Transaction”). As part of the Mettrum Qualifying Transaction, Mettrum consolidated its shares on a 14.5625 to 1 basis. Mettrum conducts business through its subsidiaries Mettrum Ltd., Mettrum Creemore and Mettrum Hemp.

Prior to Mettrum’s acquisition by the Company, Mettrum acquired Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) in two separate transactions. Under the provisions of the respective share purchase agreements, additional Mettrum shares would have been issued to former shareholders of Apollo and Bodystream over the five years following the acquisition if certain performance targets were met and the shareholders remained as employees. As a result of the acquisition of Mettrum, the obligation for this share based compensation was assumed by the Company. The maximum number of Company shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively.

Mettrum Bennett North received its license from Health Canada on November 1, 2013 and began production of medical cannabis at its first production facility in Bowmanville, Ontario. The Mettrum Bennett North Licence is currently in the process of renewal and allows Mettrum to possess and sell up to $6,250,000 worth of product in accordance with the Mettrum Bennett North Licence. On September 20, 2016, Mettrum announced that it entered into an agreement with Cannabis Care Canada Inc. (“CCC”) to sell Mettrum Bennett North. The transaction is expected to close in the first half of fiscal 2018 subject to certain conditions, including receiving its renewed license from Health Canada. CCC is financially backed by Laborers International Union of North America (“LiUNA”), North America’s single largest construction union with over 100,000 Canadian members. As per the terms of the agreement, CCC paid $7 million in cash to acquire Mettrum Bennett North and entered into a three-year Supply Agreement that is expected to generate up to $40 million in revenue for Mettrum over the next three years. As part of the transaction, CCC will also assume all outstanding obligations associated with Mettrum Bennett North.

Mettrum Creemore received its license from Health Canada on December 11, 2014 for its facility in Clearview, Ontario. The Mettrum Creemore Licence allows Mettrum to possess and sell up to $31,250,000 worth of product in accordance with the Mettrum Creemore Licence. Mettrum Bennett South received its license from Health Canada on December 17, 2015 for its 60,000-square foot production and distribution facility in Bowmanville, Ontario. The Mettrum Bennett South Licence allows Mettrum to possess and sell up to $31,250,000 worth of product in accordance with the Mettrum Bennett South Licence.

In addition, through its wholly owned subsidiary Mettrum Hemp, Mettrum also is a licensed producer and distributer of industrial cannabis (hemp) products, including Mettrum’s functional food line, Mettrum Originals, under the Hemp Regulations issued pursuant to the CDSA. Mettrum Hemp processes and packages hemp based products including hemp hearts, flour, cooking mixes, lip balm and oil. The processing is outsourced to qualified suppliers and the products are processed by Mettrum Hemp or the suppliers. Mettrum sells 30 hemp based products through distributors to over 2,000 retailers in Canada and the United States.

Through Canopy Growth, Mettrum sells dried cannabis and oil extractions to the client or his or her health care practitioner for distribution to their patient. Mettrum currently produces approximately sixteen strains, chosen from a genetic library of over sixty strains. These strains are incorporated into the “Mettrum SpectrumTM”, a classification system designed to foster an easy to understand product selection discussion between clients, health care practitioners, and Mettrum. See below under the headings “Risk Factors – Risks inherent in the acquisition of the Acquired Companies” and Risk Factors – The Corporation could fail to successfully integrate the Acquired Companies into the business of the Corporation”.

Acquisition of rTrees Producers Limited

On May 1, 2017, the Company acquired rTrees Producers Limited (“rTrees”), a late-stage ACMPR applicant based in Yorkton, Saskatchewan. rTrees, which will operate as Tweed Grasslands, will produce Western-grown products to support the Tweed brand and the Tweed Main Street online store. rTrees brings a 90,000 sq. ft indoor growing facility that is presently 20% built-out and it is estimated that the rTrees facility can expand to over 300,000 sq. ft. in the future. On June 16, 2017, rTrees received its cultivation licence (“rTrees Cultivation Licence”) from Health Canada and is permitted to begin production in accordance with the terms and conditions of the rTrees Cultivation Licence. Upon closing, the Company will issue 698,901 common shares and up to another 2,795,604 common shares will be held in escrow and issued if, and when, specific licensing and capacity expansion related milestones are achieved.

Reporting Requirements

The ACMPR imposes certain general requirements and reporting obligations on Licensed Producers such as Tweed, Tweed Farms, Bedrocan and Mettrum. These requirements and obligations include:

(a)	in order to confirm any information submitted in support of the application for the Licenses or an amendment or renewal of the Licenses, an inspector may, during normal business hours and with the reasonable assistance of Tweed, Tweed Farms, Bedrocan and Mettrum inspect their facilities;

(b)	if Tweed, Tweed Farms, Bedrocan and Mettrum experiences a theft of cannabis or an unusual waste or disappearance of cannabis that cannot be explained on the basis of normally accepted business activities, they must report the occurrence to a member of a police force within 24 hours after becoming aware of it, and provide a written report to the Minister within 10 days after becoming aware of the occurrence;

(c)	Tweed, Tweed Farms, Bedrocan and Mettrum must apply for and obtain the Minister’s approval before making a change involving the replacement or the addition of

a.	the senior person in charge,

b.	the responsible person in charge and, if applicable, the alternate responsible person in charge,

c.	an officer or director, or

d.	an individual authorized to place an order for cannabis their behalf;

(d)	the Minister must be notified not later than five days after the event, if a person ceases to be an officer or director of Tweed, Tweed Farms, Bedrocan and Mettrum;

(e)	the Minister must be notified not later than the next business day if the responsible person in charge at Tweed, Tweed Farms, Bedrocan and Mettrum ceases to carry out their duties and there is no person designated as an alternate responsible person in charge;

(f)	within five days after such change Tweed, Tweed Farms, Bedrocan and Mettrum (as applicable) must notify the Minister of any change to:

a.	the method used for keeping records;

b.	the telephone number and, if applicable, the facsimile number and email address for

i.	Tweed, Tweed Farms, Bedrocan and Mettrum’s facility (as applicable); and

ii.	if applicable, each building within the site at which the activities are conducted under the License; or

c.	the security of the site, other than a change that affects the security level of any building at which cannabis, other than marijuana plants, is stored;

(g)	the Minister must be provided with a case report for each serious adverse reaction to the dried marijuana, within 15 days after the day on which Tweed, Tweed Farms, Bedrocan and Mettrum becomes aware of the reaction, and must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions to the dried marijuana produced by Tweed, Tweed Farms, Bedrocan and Mettrum that have occurred during the previous 12 months;

(h)	Tweed, Tweed Farms, Bedrocan and Mettrum is provided with the given name, surname, date of birth and gender of an individual by a member of a Canadian police force who requests information in the course of an investigation under the CDSA or the ACMPR, Tweed must provide as soon as feasible, within 72 hours after receiving the request, the following information to that Canadian police force:

a.	an indication of whether or not the individual is

i.	a client of Tweed, Tweed Farms, Bedrocan and Mettrum (as applicable), or

ii.	an individual who is responsible for a client of Tweed, Tweed Farms, Bedrocan and Mettrum n (as applicable); and

b.	the daily quantity of dried marijuana that is specified in the medical document supporting the client’s registration; and

(i)	the Minister must be provided with any information that the Minister may require in respect of the records, documents and information referred to in the ACMPR, in the form and at the times that the Minister specifies.

In addition to the above general reporting requirements prescribed by the ACMPR, the Commercial Licences a as applicable, require that each of Tweed, Tweed Farms, Bedrocan and Mettrum make a report of the following additional information to the Office of Controlled Substances of Health Canada on a monthly basis, unless otherwise stated:

1.	the total amount of dried marijuana (in kilograms) produced in the reporting period;

2.	the total amount of dried marijuana (in kilograms) transferred from Licensed Producers in the reporting period;

3.	the total amount of dried marijuana (in kilograms) sold to the following during the reporting period:

(a)	registered clients;

(b)	other Licensed Producers;

(c)	licensed dealers;

(d)	other clients; and

(e)	the total number of marijuana plants sold in the reporting period;

4.	the total number of persons that were registered clients of Tweed, Tweed Farms, Bedrocan and Mettrum at the end of the reporting period, including only those persons whose registrations were valid on the last day of the reporting period, and the total number of persons that were registered as new clients of Tweed, Tweed Farms, Bedrocan and Mettrum during the reporting period;

5.	the number of registered clients who tried to register with Tweed, Tweed Farms, Bedrocan and Mettrum, but could not be registered, regardless of the reason and the number of clients who placed orders or tried to place orders that could not be filled, regardless of the reason;

6.	the total amount of dried marijuana (in kilograms), harvested plants in the drying process (in number of plants), samples (in grams) and marijuana to be destroyed (in kilograms) as of the final day of the reporting period:

(a)	harvested and in the drying process (number of plants)

(b)	drying completed (not tested) (kg);

(c)	drying completed (tested / not approved) (kg);

(d)	ready for sale (tested / approved / packaged / labelled) (kg);

(e)	samples (for retention or further testing) (g);

(f)	dried marijuana targeted for destruction;

(g)	total number of marijuana plants in Inventory;

7.	the total amount of dried marijuana (in kilograms) that Tweed, Tweed Farms, Bedrocan and Mettrum imported and exported during the reporting period;

8.	the total amount of dried marijuana (in grams) lost and/or stolen and destroyed during the reporting period;

9.	the total amount of dried marijuana, returned marijuana and waste (in grams) destroyed during the reporting period;

10.	the total number of shipments sent to the following during the reporting period:

(a)	registered clients;

(b)	other Licensed Producers;

(c)	licensed dealers;

(d)	other clients;

11.	the total number of shipments sent to the following in each province and territory.

(a)	registered clients;

(b)	other Licensed Producers;

(c)	licensed dealers; and

(d)	other clients;

12.	the average and median daily amount of dried marijuana (in grams) supported by health care practitioners to be used by the registered clients of Tweed, Tweed Farms, Bedrocan and Mettrum;

13.	the average and median shipment size (in grams) sent to registered clients during the reporting period;

14.	the ten highest and ten lowest amounts of dried marijuana shipped to registered clients in the reporting period (the name or other information of the registered client must not be identified);

15.	the total number of shipments of dried marijuana to registered clients in various defined ranges (in grams);

16.	a list of all physicians and all nurse practitioners who provided a medical document for a registered client in the reporting period, and including the following information for each: the practice’s address and the number of medical documents the physician or nurse practitioner signed during the reporting period;

17.	the amount of dried marijuana that Tweed, Tweed, Tweed Farms, Bedrocan and Mettrum anticipates it will produce during each month of the upcoming three months (in kg). Updates are required monthly; and

18.	the amount of dried marijuana that Tweed, Tweed Farms, Bedrocan and Mettrum anticipates it will have in inventory during each month of the upcoming three months (in kg). Rolling three month updates are required monthly.

Sales and Distribution Strategy

Operations

As of the date of this Annual Information Form, Canopy Growth’s business is conducted entirely through its various subsidiaries. Substantially all of the Corporation’s revenue is derived from the sale of medical marijuana by Tweed, Tweed Farms, Bedrocan and Mettrum. Tweed, Bedrocan and Mettrum grow marijuana indoors for the purposes of sale and distribution of finished product in accordance with the ACMPR, whereas Tweed Farms grows marijuana in a greenhouse. Tweed, Tweed Farms, Bedrocan and Mettrum have plants at various stages of growth.

The facilities and equipment required to manage production at the Tweed, Tweed Farms, Bedrocan and Mettrum facilities include the following:

1)	walk-in vault to comply with the Health Canada Security Directives for Controlled Substances;

2)	building security, including access control, video surveillance and motion detectors;

3)	shipping bay for client shipments;

4)	growing equipment, including trays, containers, specialized lighting and associated controls, circulating fans and watering systems;

5)	HVAC systems, primarily exhaust and cooling, to maintain an optimal growing environment;

6)	odour control systems;

7)	enhanced electrical distribution primarily for the high intensity lighting systems; and

8)	laboratory equipment or outsourcing arrangements to monitor and test product quality for compliance with the Food and Drugs Act, Pest Control Products Act and product labelling standards under the ACMPR.

Pursuant to the security requirements of the ACMPR the Corporation’s facilities meet the following requirements:

1)	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the “Key Areas”);

2)	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

3)	there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

4)	access to the Key Areas is restricted only to those employees whose work duties require them to enter such Key Areas;

5)	while any other person is in a Key Area, either a person designated as the “responsible person in charge” or a person designated as an “alternate responsible person in charge” must also be present in the Key Area;

6)	records are kept of every person entering and exiting the Key Areas;

7)	there are physical barriers preventing unauthorized access to Key Areas; and

8)	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

In November 2013, Tweed received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, Canopy Growth must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act for its Smiths Falls, Ontario facility. Canopy Growth filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry of the Environment. On May 8, 2017, Canopy Growth received notice that the Ministry has begun their technical review of the application.

Health Canada conducts unscheduled site inspections of Licensed Producers. Tweed, Tweed Farms, Bedrocan and Mettrum have experienced these inspections multiple times at their respective locations. While Health Canada routinely identifies aspects of the operations for improvement, Tweed, Tweed Farms, Bedrocan and Mettrum respond to and comply with all requests from Health Canada within the time frames indicated in such requests and there are no outstanding inspection issues with Health Canada beyond the day-to-day adjustments that may occur in order to ensure ongoing compliance. As of the date of this Annual Information Form, only Mettrum has voluntarily recalled distributed product. On November 2, 2016 Mettrum conducted a Type III product recall, defined by Health Canada as a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. All patients who were potentially impacted were notified, corrective actions were put in place, and existing product and procedures re-tested and examined. None of Tweed, Tweed Farms or Bedrocan have recalled distributed product or otherwise been formally reprimanded.

A primary specialized skill unique to the medical marijuana industry is with respect to the growing of product. While a background in the growing of marijuana specifically may be helpful, the nature of growing marijuana does not differ substantially from the nature of growing any other greenhouse product.

The Corporation also requires client care staff, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market.

Differentiation in the strains of medical marijuana is primarily achieved through the procurement of seeds. Obtaining seeds for growing medical marijuana must be done in accordance with the ACMPR. Seeds must be obtained from a legal source which includes seeds acquired from Health Canada, seeds imported from a jurisdiction allowed to export seeds or seeds acquired from another Licensed Producer. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Equipment used is specialized, but is readily available and not specific to the cultivation of medical marijuana. Subject to available funding, the Corporation does not anticipate any difficulty in obtaining equipment as needed.

Business Strategy

Market Plans and Strategies

The cornerstone of the Corporation’s market strategy is to create visibility and awareness in the nascent market for commercially grown medical marijuana. The Corporation believes that its success in this market will be achieved by offering a broad range of quality products at competitive prices and delivered through outstanding client service under a well identified brand. Each strain of medical marijuana is unique and the Corporation believes that carrying a wide variety of strains is essential to its long-term success. See below under the headings “Risk Factors – Unfavourable Publicity or Consumer Perception”, “Risk Factors –Change in Laws, Regulations and Guidelines” and “Risk Factors – Competition” for further information.

Licensed Producers, such as Tweed, Tweed Farms, Bedrocan and Mettrum, are not allowed to advertise their products to the public. On June 30, 2014 Health Canada circulated an advertising bulletin to all Licensed Producers outlining their concerns regarding the use of promotional materials and advertisements. On November 25, 2014 Health Canada issued warning letters to 20 Licensed Producers regarding their advertising practices. Tweed and Bedrocan were among the Licensed Producers who received warning letters and came into compliance with the marketing restrictions by January 12, 2015 and November 30, 2014 respectively, both within the required date indicated by Health Canada in the warning letter. However, Health Canada has issued additional warning letters to several Licensed Producers, including Tweed, Bedrocan, and Mettrum regarding their websites and social media accounts, mainly Facebook and Twitter. Tweed, Bedrocan and Mettrum are working closely with Health Canada to address their concerns and come into compliance with the marketing restriction. Tweed, Bedrocan and Mettrum have not been subject to any sanctions or penalties in connection with the marketing restrictions.

Although the Corporation is not allowed to advertise its products to the public, it is able to promote its products to doctors. A key focus for the Corporation has been to develop a multifaceted approach to reach doctors through direct and indirect outreach. The Corporation has established a presence at certain major physician focused conferences, and an exclusive presence at certain accredited physician education events. The Corporation has established a medical advisory board with several key opinion leaders which acts as a valuable resource for the medical outreach team who will interface directly with physicians at a rate of approximately 15,000 office calls per year throughout Ontario annually.

In its effort at promoting brand recognition without advertising its products directly to the public, the Corporation continues to hold community events (to the extent allowable within its regulatory environment) in order to build relationships and visibility for the brand.

In a given year, the Corporation will continue to invest in attending and participating in events in the medical community, including medical conferences, and reaching approximately 2000 unique physicians. Additionally, the Corporation expects to invest in local continuing medical education events to identify key strategic patient organizations with which to align. The Corporation has a number of medical advisors in place and continues to seek leaders to join its Advisory Committee.

The Corporation has entered into a collaborative research partnership with Canabo Medical Corporation (“Canabo”) to study marijuana for medical use. Canabo will conduct scientific and medical research through its network of healthcare practitioners at its medical clinics. This research data will be used to clarify the use of marijuana in the treatment of various chronic conditions, including the management of chronic pain. The Corporation has also received support from the National Sciences and Engineering Research Council of Canada to study the optimal lighting system for medical marijuana production, and entered into an agreement with researchers at the University of Ottawa and Ryerson University to conduct research on medical marijuana.

The Corporation has also sponsored a national campaign to raise awareness of impairment in relation to operating a motor vehicle under the influence of cannabis. The campaign will be developed and administered by two of Canada’s leading organizations in promoting evidence based drug policy and safe driving, the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving (MADD Canada). Funding will be provided to MADD Canada over three years by the Corporation. The CDPC will contribute to the research and provide third party expertise to ensure that the campaign is designed using international best practices.

Protection of Intellectual Property

On December 18, 2014 Canopy Growth entered into a Cannabis Production Pilot Agreement (the “Pilot Agreement”) with Indoor Harvest Corp. (“Indoor Harvest”), pursuant to which the parties partnered in a pilot project to test the production of medical marijuana using an aeroponic system designed by Indoor Harvest. Upon completion of the pilot project, Tweed will have the right to jointly apply for patents with Indoor Harvest for any technology developed under the Pilot Agreement. Tweed will receive the exclusive right to use the technology developed under the Pilot Agreement to cultivate medical marijuana in Canada and any jurisdiction outside of the United States on a royalty free basis, including the right to assign or sublicense any such rights. The research and testing of the aeroponic system is almost complete and both parties are ready to move on to the commercialization stage.

The proprietary nature of, and protection for, the Company’s products, technologies, processes, and know-how are a key aspect to our business. To establish and protect our intellectual property in Canada, we have made various trademark and patent applications. We rely on a combination of patents, trademarks and contractual restrictions to establish and protect our intellectual property. We have established and continue to build proprietary positions in all key aspects of our business. The Corporation has retained legal counsel to analyze its unregistered intellectual property, and continually seeks out new opportunities for enhancing its intellectual property portfolio.

Competitive Environment

Competition

As of the date of this Annual Information Form, Health Canada has a total of 45 companies on its list of Licensed Producers, which does not include duplicate sites for one Licensed Producer. Of these Licensed Producers, 27 (including Tweed, Tweed Farms, Bedrocan and Mettrum) are fully authorized to sell finished product to registered customers.

There are also a number of existing growers of medical marijuan who have or will seek to obtain Licensed Producer status under the ACMPR. The Corporation believes that the stringent application and compliance requirements of the ACMPR may prove too onerous for some of those existing producers. In addition, the ACMPR allows individuals who have received the proper documentation from their doctors and who have registered with a Licensed Producer, to grow up to four marijuana plants at home.

The Corporation believes that its leadership team, brand strategy, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Corporation to establish and retain a leadership position in the market. The Corporation competes aggressively in terms of product quality, variety and price to differentiate its products, and maintains a focus on client services to retain a solid and sustainable position in the market. See below under the heading “Risk Factors – Competition” for further information.

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Corporation faces. Additional risks and uncertainties, including those that the Corporation does not know about now or that it currently deems immaterial, may also adversely affect the Corporation’s business. If any of the following risks actually occur, the Corporation’s business may be harmed and its financial condition and results of operations may suffer significantly.

Regulatory Risks

Achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Corporation cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical marijuana industry. Similarly, the Corporation cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

The Corporation will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on the Corporation’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Change in Laws, Regulations and Guidelines

The Corporation’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical marijuana but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, other than the requirement that Tweed obtain an Environmental Compliance Approval and make routine corrections that may be required by Health Canada from time to time, the Corporation is currently in compliance with all such laws.

Health Canada inspectors routinely assess Tweed, Tweed Farms, Bedrocan and Mettrum facilities against ACMPR regulations and provides the Corporation with follow up reports noting observed deficiencies. Tweed, Tweed Farms, Bedrocan and Mettrum are continuously reviewing and enhancing their operational procedures and facilities both proactively and in response to routine inspections. Tweed, Tweed Farms, Bedrocan and Mettrum follow all regulatory requirements in response to inspections in a timely manner.

The Corporation endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Corporation’s knowledge, the Corporation is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this Annual Information Form.

The Corporation’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage, sale, health and safety and disposal of medical marijuana, including the ACMPR. Any amendment to or replacement of the ACMPR may cause adverse effects to the Corporation’s operations. The risks to the business of the Corporation represented by this decision and subsequent regulatory changes could reduce the addressable market for the Corporation’s products and could materially and adversely affect the business, financial condition and results of operations of the Corporation.

While the impact of such changes is uncertain and are highly dependent on which specific laws or regulations are changed, the impact on Tweed, Tweed Farms, Bedrocan and Mettrum should be comparable to companies in the same business as the Corporation.

Limited Operating History

Tweed was incorporated in 2010, began carrying on business in 2013 and did not generate revenue from the sale of products until its first shipment of product on May 5, 2014. Tweed Farms was incorporated in 2012, began carrying on business in 2014 and had its first harvest in the quarter-ended December 31, 2014. Bedrocan was incorporated in 2012, began carrying on business in 2013 and did not generate revenue from the sale of products until its first shipment on February 12, 2014. Mettrum was incorporated in 2011, began carrying on business in 2013 and did not generate revenue from the sale of its products until 2014.

The Corporation is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Reliance on Licences

The Corporation’s ability to grow, store and sell medical marijuana in Canada is dependent on the Licences. The Licences are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the Licences or any failure to maintain the Licences would have a material adverse impact on the business, financial condition and operating results of the Corporation.

Although Tweed, Tweed Farms, Bedrocan and Mettrum believe they will meet the requirements of the ACMPR for future extensions or renewals of the Licences, there can be no guarantee that Health Canada will extend or renew these Licences or, if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences or should they renew the Licences on different terms, the business, financial condition and results of the operation of the Corporation would be materially adversely affected.

Reliance on Seven Facilities

The Corporation’s activities and resources are focused on Tweed’s facility in Smiths Falls, Ontario, Tweed Farms’ facility in Niagara-on-the-Lake, Ontario, Bedrocan’s two facilities (one of which is a vault) in Toronto, Ontario, and Mettrum’s three facilities, two in Bowmanville, Ontario and one in Creemore, Ontario. The licenses held by Tweed, Tweed Farms, Bedrocan and Mettrum are specific to those facilities. Adverse changes or developments affecting either facility, including but not limited to, a breach of security, could have a material and adverse effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on the Corporation’s ability to continue operating under its licenses or the prospect of renewing its licenses.

All facilities continue to operate with routine maintenance however buildings do have components that require replacement. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities. The Corporation’s operations and financial performance may be adversely affected if either of Tweed, Tweed Farms, Bedrocan or Mettrum are unable to keep up with maintenance requirements.

Certain contemplated capital expenditures, including the construction of additional growing rooms and expanding Tweed’s cannabis oil extraction capacity, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect the business, financial condition and results of operations of Canopy

Reliance on Management

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Corporation’s business, operating results or financial condition.

Reliance on Key Inputs

The Corporation’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Corporation.

Dependence on Suppliers and Skilled Labour

The ability of the Corporation to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Corporation’s capital expenditure program may be significantly greater than anticipated by the Corporation’s management, and may be greater than funds available to the Corporation, in which circumstance the Corporation may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Corporation.

Risks Inherent in an Agricultural Business

The Corporation’s business involves the growing of medical marijuana, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Tweed, Bedrocan and Mettrum grow their products indoors under climate controlled conditions, Tweed Farms grows its products in a greenhouse environment and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Vulnerability to Rising Energy Costs

Tweed, Bedrocan, and Mettrum’s medical marijuana growing operations consume considerable energy, making the Corporation vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Corporation and its ability to operate profitably.

Transportation Risks

Due to its direct to client shipping model, the Corporation will depend on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Corporation. Rising costs associated with the courier services used by the Corporation to ship its products may also adversely impact the business of the Corporation and its ability to operate profitably.

Due to the nature of the Corporation’s products, security of the product during transportation to and from the Corporation’s facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Corporation’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Operating Risk and Insurance Coverage

The Corporation has insurance to protect its assets, operations and employees. While the Corporation believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Environmental and Employee Health and Safety Regulations

The Corporation’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Tweed has received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, Canopy Growth must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act. Canopy Growth filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry. On May 8, 2017, Canopy Growth received notice that the Ministry has begun their technical review of the application.

The Corporation will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the products produced by Tweed, Tweed Farms, Bedrocan and Mettrum caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claims or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by Tweed, Tweed Farms, Bedrocan and Mettrum are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by Tweed, Tweed Farms, Bedrocan and Mettrum were subject to recall, the image of that product and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by Tweed, Tweed Farms, Bedrocan and Mettrum and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations of Tweed, Tweed Farms, Bedrocan and Mettrum by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

On November 2, 2016 Mettrum conducted a Type III product recall, defined by Health Canada as a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. All patients who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. However, this recall was conducted prior to the Company acquiring Mettrum and thus the Company did not bear the costs associated with the recall.

Unfavourable Publicity or Consumer Perception

The Corporation believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Corporation’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Corporation’s products and the business, results of operations, financial condition and cash flows of the Corporation. The Corporation’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for products, and the business, results of operations, financial condition and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Corporation’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Client Acquisitions

The Corporation’s success depends on its ability to attract and retain clients. There are many factors which could impact the Corporation’s ability to attract and retain clients, including but not limited to the Corporation’s ability to continually produce desirable and effective product, the successful implementation of the Corporation’s client-acquisition plan and the continued growth in the aggregate number of patients selecting medical marijuana as a treatment option. The Corporation’s failure to acquire and retain patients as clients would have a material adverse effect on the Corporation’s business, operating results and financial condition.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

The Corporation has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability.

The Corporation has incurred losses in recent periods. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Corporation’s revenues do not increase to offset these expected increases in costs and operating expenses, the Corporation will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Additional Financing

There is no guarantee that the Corporation will be able to achieve its business objectives. The continued development of the Corporation may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Corporation going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation had negative operating cash flow for the fiscal years ending March 31, 2015, March 31, 2016, and March 31, 2017. If the Corporation continues to have negative cash flow into the future, addition financing proceeds may need to be allocated to funding this negative cash flow in addition to the Corporation’s operational expenses. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Corporation’s ability to pursue its business objectives.

Difficulty to Forecast

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Conflicts of Interest

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Corporation’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers and directors.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

Litigation

The Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Corporation becomes involved be determined against the Corporation such a decision could adversely affect the Corporation’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Corporation is involved in litigation and wins, litigation can redirect significant Corporation resources. Litigation may also create a negative perception of the Corporation’s brand.

The following is a brief summary of certain ongoing litigation matters that the Company is aware of:

A certain of the Company’s subsidiaries commenced legal proceedings against another Licensed Producer for $12 million in damages in relation to the loss of certain mother plants that were being stored by the Licensed Producer. As of the filing of this annual information form, the defendants have delivered a defense. The Company’s litigation counsel cannot assess the value of this claim at this stage.

A certain of the Company’s subsidiaries commenced legal proceedings against another Licensed Producer and other parties for $15 million in damages for breach of contract in relation to a failed merger transaction. The defendants have delivered a defense and are now in a holding pattern. The Company’s litigation counsel cannot assess the value of this claim at this stage.

Legal proceedings were commenced by Charles Rifici against certain of the Company’s subsidiaries relating to his termination of employment. The Company’s subsidiaries subsequently filed a counterclaim with respect to a breach of his fiduciary duties, to which the plaintiff has since replied. The case is now in a holding pattern. The Company’s litigation counsel cannot assess the value of the claims at this stage.

On January 31, 2017, a class action law suit was commenced against Mettrum in relation to the recall of a limited number of their products for the use of unapproved pesticides (See “Risk Factors – Product Recalls”).

Competition

On April 13, 2017, the Canadian Federal Government put forward proposed legislation, the Cannabis Act, outlining the framework for the legalization of adult use cannabis, as well as laws to address drug-impaired driving, protect public health and safety and prevent youth access to cannabis. The provincial and municipal governments have been given explicit authority by the Federal Government to provide regulations regarding retail and distribution, as well as the ability to alter some of the existing baselines, such as increasing the minimum age for purchase and consumption. The Federal Government has said the Cannabis Act is to come into effect no later than July 2018. The ACMPR will continue to operate in tandem with the recreational regime, and will be re-evaluated within five years of the Cannabis Act coming into force. Licensed Producers will be deemed to be licensed under the Cannabis Act as well.

While it is understood that Licensed Producers will continue to operate under the medical and recreational regimes, until the provinces release their regulations regarding retail and distribution it is still unclear what the landscape of the legalization regime will look like. It is expected that this will have an impact on the operations of the Corporation. The number of Licensed Producers is set to increase to meet the demand of the recreational market, which could negatively impact the Company’s market share and demand for products.

The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Corporation, and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Corporation operates.

There is potential that the Corporation will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Corporation. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation.

The Corporation also faces competition from illegal marijuana dispensaries that are selling marijuana to individuals despite not having a valid license under the ACMPR. Toronto has seen an influx in the number of dispensaries, approximately 100 dispensaries in total, opening across the city. On May 26, 2016, the Toronto police carried out a series of raids on 45 of these dispensaries and charged them each with several municipal infractions and administered fines against them, as well as seized their illegal drugs and other illegal products on site. The Toronto police have shut down a number of other dispensaries, but despite this and the raid, many dispensaries are still in operation, providing additional competition to the Corporation.

If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Corporation will require a continued high level of investment in research and development, marketing, sales and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Corporation.

As well, the legal landscape for medical and recreational marijuana is changing internationally. More countries have passed laws that allow for the production and distribution of medical marijuana in some form or another. The Corporation has some international partnerships in place, which may be effected if more countries legalize medical marijuana. Increased international competition might lower the demand for the Corporation’s products on a global scale.

Reputational Risk to Third Parties

The parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s medical marijuana business activities. For example, the Corporation received a notification from its prior principal banker advising it that they would no longer continue its banking relationship with the Corporation or any others in the medical marijuana industry. While the Corporation has other banking relationships and believes that the services can be procured from other institutions, the Corporation may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a material adverse effect on the Corporation.

Exchange Restrictions on Business

On July 22, 2016, the Company cleared all conditions and received final approval from the TSX to list on the TSX. The Company commenced trading on July 26, 2016. Being listed on the TSX creates exposure for the Corporation at a higher level than what was experienced under the TSXV, despite the unprecedented level of openness the Corporation was required to maintain. The Company must comply with the TSX guidelines when conducting business, especially when pursuing international opportunities.

As well, prior to the start of trading on March 20, 2017, the Corporation was the first marijuana company to be added to the health care section of the S&P/TSX Composite Index. In order to be added to the Composite Index, the Corporation had to meet certain market capitalization, liquidity, and domicile requirements. Big institutional investors and index funds use the Composite Index to guide buying decisions, which could influence the trading price of the Corporations’ shares.

Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their shares of the Corporation for a price greater than that which such investors paid for them.

Holding Company

Canopy Growth is a holding company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in Canopy Growth are subject to the risks attributable to its subsidiaries. Canopy Growth conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, Canopy Growth’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to Canopy Growth. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of Canopy Growth’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before Canopy Growth.

Limited Market for Securities

There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of Canopy Growth.

Risks inherent in the acquisition of the Acquired Companies

While the Corporation conducted substantial due diligence in connection with the acquisition of the Acquired Companies, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Corporation is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Corporation’s financial performance and results of operations. The Corporation currently anticipates that its acquisition of the Acquired Companies will be accretive; however, this expectation may materially change. The Corporation could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Corporation’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

The Corporation could fail to successfully integrate the Acquired Companies into the business of the Corporation

The success of the acquisition of the Acquired Companies will depend, in part, on the ability of the Corporation to realize the anticipated benefits and synergies from integrating those companies into the businesses of the Corporation.

The Corporation may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of the Acquired Companies with its existing operations. If integration is not managed successfully by the Corporation’s management, the Corporation may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of the Acquired Companies may also impose substantial demands on the Corporation’s management. There is no assurance that these acquisitions will be successfully integrated in a timely manner. The challenges involved in the Corporation’s integration of the Acquired Companies may include, among other things, the following:

•	the necessity of coordinating both geographically disparate and geographically overlapping organizations;

•	retaining key personnel, including addressing the uncertainties of key employees regarding their future;

•	integrating the Acquired Companies into the Corporation’s accounting system and adjusting the Corporation’s internal control environment to cover the operations of the Acquired Companies;

•	integration of information technology systems and resources;

•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the integration of the Acquired Companies; and

•	unplanned costs required to integrate the Acquired Companies with the Corporation’s existing business.

Volatile Market Price for the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control, including the following:

•	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•	addition or departure of the Corporation’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Corporation’s industry generally and its business and operations;

•	announcements of developments and other material events by the Corporation or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Sales of Substantial Amounts of the Common Shares May Have an Adverse Effect on the Market Price of the Common Shares

Sales of substantial amounts of the Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Corporation’s ability to raise additional capital through the sale of securities should it desire to do so.

A Significant Number of Common Shares Are Owned by a Limited Number of Existing Shareholders

The Corporation’s management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Corporation’s management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of the Corporation that could otherwise be beneficial to the Corporation’s shareholders.

DIVIDENDS

As of the date hereof, the Corporation has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of Canopy Growth’s board of directors and will depend on, among other things, the Corporation’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Annual Information Form, there are 167,551,710 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

The stock option plan (the “Option Plan”) of the Corporation is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX) and the vesting and expiry provisions. The maximum number of Common Shares reserved for issuance for options that may be granted under the Option Plan is 16,755,171. As of the date of this Annual Information Form, options granted under the Option Plan to purchase up to an aggregate of 14,728,905 Common Shares are issued and outstanding.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the trading symbol “WEED”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX Venture Exchange between April 1, 2016 and July 31, 2016 and on the TSX between August 1, 2016 and March 31, 2017.

Period	High Trading Price ($)	Low Trading Price ($)	Volume (#)
March 2017	$12.17	$9.51	66,911,974
February 2017	$13.30	$9.98	73,838,711
January 2017	$10.48	$9.15	27,072,777
December 2016	$12.47	$8.51	67,821,013
November 2016	$17.86	$6.55	178,266,257
October 2016	$7.35	$4.06	90,029,895
September 2016	$4.10	$3.73	14,954,236
August 2016	$4.24	$3.17	36,863,482
July 2016	$3.53	$2.72	14,657,950
June 2016	$2.90	$2.57	8,559,740
May 2016	$2.67	$2.53	5,225,938
April 2016	$2.98	$2.40	11,038,637

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by Canopy Growth during each month of the 12-month period between April 1, 2016 and March 31, 2017:

Date of Issuance	Security		Price Per Security ($)	Number of Securities
April 7, 2016	Common Shares	(2)	$2.59	38,656
April 15, 2016	Common Shares	(1)	$2.30	5,002,500
May 9, 2016	Common Shares	(3)	$1.80	125,000
May 9, 2016	Common Shares	(3)	$0.64	255,725
May 13, 2016	Common Shares	(4)	$0.59	213,104
June 9, 2016	Common Shares	(3)	$1.83	22,087
June 24, 2016	Common Shares	(3)	$1.83	46,500
June 29, 2016	Common Shares	(3)	$0.64	61,444
June 29, 2016	Common Shares	(3)	$1.92	8,333
June 29, 2016	Common Shares	(3)	$0.86	104,626
July 15, 2016	Common Shares	(3)	$0.64	28,414
August 24, 2016	Common Shares	(1)	$3.65	9,453,000
August 24, 2016	Common Shares	(3)	$2.95	50,000
August 24, 2016	Common Shares	(3)	$1.92	15,000
August 26, 2016	Common Shares	(3)	$0.86	11,626
August 26, 2016	Common Shares	(3)	$1.83	3,488
August 31, 2016	Common Shares	(3)	$2.95	50,000
September 2, 2016	Common Shares	(3)	$1.92	2,500
September 9, 2016	Common Shares	(3)	$0.64	14,206
September 9, 2016	Common Shares	(3)	$1.92	16,666
September 9, 2016	Common Shares	(3)	$2.96	8,333
September 15, 2016	Common Shares	(3)	$1.83	9,300
September 20, 2016	Common Shares	(3)	$0.64	14,206
September 22, 2016	Common Shares	(3)	$1.80	5,000
September 29, 2016	Common Shares	(3)	$1.83	2,500
October 5, 2016	Common Shares	(3)	$2.96	666
October 5, 2016	Common Shares	(3)	$2.29	2,167
October 5, 2016	Common Shares	(3)	$1.92	2,500
October 11, 2016	Common Shares	(3)	$2.96	38,333
October 14, 2016	Common Shares	(2)	$3.97	18,899
October 24, 2016	Common Shares	(3)	$2.96	7,500
October 27, 2016	Common Shares	(3)	$2.29	10,000
October 27, 2016	Common Shares	(3)	$2.96	16,667
November 1, 2016	Common Shares	(5)(6)	$6.04	552,937
November 4, 2016	Common Shares	(3)	$2.96	38,333
November 16, 2016	Common Shares	(3)	$1.57	4,650
November 16, 2016	Common Shares	(3)	$1.80	2,500
November 16, 2016	Common Shares	(3)	$0.86	267,375
November 16, 2016	Common Shares	(3)	$2.66	50,000
November 16, 2016	Common Shares	(3)	$1.83	27,900
November 16, 2016	Common Shares	(3)	$0.64	20,000

Date of Issuance	Security		Price Per Security ($)	Number of Securities
November 17, 2016	Common Shares	(3)	$2.29	1,600
November 17, 2016	Common Shares	(3)	$1.57	2,500
November 17, 2016	Common Shares	(3)	$1.92	1,600
November 17, 2016	Common Shares	(3)	$1.83	8,650
November 21, 2016	Common Shares	(3)	$2.96	2,000
November 21, 2016	Common Shares	(3)	$2.16	21,666
November 23, 2016	Common Shares	(3)	$2.66	16,666
November 24, 2016	Common Shares	(3)	$2.96	10,000
November 24, 2016	Common Shares	(3)	$1.80	8,166
November 25, 2016	Common Shares	(3)	$1.83	6,055
November 25, 2016	Common Shares	(3)	$2.29	106,667
November 25, 2016	Common Shares	(3)	$1.92	88,333
November 25, 2016	Common Shares	(3)	$1.57	11,625
November 28, 2016	Common Shares	(3)	$2.66	38,334
November 28, 2016	Common Shares	(3)	$3.71	4,000
December 1, 2016	Common Shares	(3)	$2.66	3,000
December 2, 2016	Common Shares	(3)	$2.16	2,500
December 2, 2016	Common Shares	(3)	$1.92	1,667
December 5, 2016	Common Shares	(3)	$0.64	46,171
December 5, 2016	Common Shares	(3)	$2.16	6,666
December 5, 2016	Common Shares	(3)	$1.80	500
December 5, 2016	Common Shares	(3)	$2.66	9,166
December 6, 2016	Common Shares	(3)	$1.92	5,000
December 6, 2016	Common Shares	(3)	$2.66	3,167
December 7, 2016	Common Shares	(3)	$0.86	290,625
December 7, 2016	Common Shares	(3)	$1.57	81,375
December 7, 2016	Common Shares	(3)	$2.66	2,500
December 12, 2016	Common Shares	(3)	$2.96	29,087
December 12, 2016	Common Shares	(3)	$1.92	2,500
December 12, 2016	Common Shares	(3)	$2.29	6,667
December 12, 2016	Common Shares	(3)	$3.35	20,912
December 12, 2016	Common Shares	(3)	$2.66	1,666
December 12, 2016	Common Shares	(3)	$1.80	1,666
December 12, 2016	Common Shares	(3)	$1.57	3,927
December 12, 2016	Common Shares	(7)	$10.33	1,165,272
December 13, 2016	Common Shares	(3)	$1.92	1,667
December 14, 2016	Common Shares	(3)	$0.64	22,589
December 14, 2016	Common Shares	(3)	$3.35	6,740
December 19, 2016	Common Shares	(3)	$2.16	9,166
December 19, 2016	Common Shares	(3)	$2.29	5,000
December 19, 2016	Common Shares	(3)	$1.80	2,500
December 19, 2016	Common Shares	(3)	$0.43	31,966
December 19, 2016	Common Shares	(3)	$0.64	35,500
December 19, 2016	Common Shares	(3)	$1.92	5,000
December 22, 2016	Common Shares	(1)	$10.60	5,662,000
December 23, 2016	Common Shares	(3)	$1.80	3,333
December 23, 2016	Common Shares	(3)	$2.29	3,333
December 23, 2016	Common Shares	(3)	$2.66	1,000

Date of Issuance	Security		Price Per Security ($)	Number of Securities
December 23, 2016	Common Shares	(3)	$2.66	1,666
December 28, 2016	Common Shares	(3)	$2.66	1,667
December 28, 2016	Common Shares	(3)	$2.16	1,666
January 12, 2017	Common Shares	(3)	$1.80	3,500
January 13, 2017	Common Shares	(8)	$9.79	94,397
January 24, 2017	Common Shares	(3)	$1.80	2,500
January 31, 2017	Common Shares	(9)	$9.85	34,265,042
February 17, 2017	Common Shares	(2)	$10.09	14,863
February 27, 2017	Common Shares	(3)	$0.86	31,969
February 27, 2017	Common Shares	(3)	$1.83	23,250
February 27, 2017	Common Shares	(3)	$0.64	72,239
February 27, 2017	Common Shares	(3)	$2.24	11,886
February 27, 2017	Common Shares	(3)	$0.56	42,792
March 1, 2017	Common Shares	(3)	$2.95	101,667
March 1, 2017	Common Shares	(3)	$1.92	116,667
March 1, 2017	Common Shares	(3)	$1.76	5,000
March 1, 2017	Common Shares	(3)	$1.80	2,500
March 2, 2017	Common Shares	(3)	$2.95	100,000
March 2, 2017	Common Shares	(3)	$1.57	48,437
March 2, 2017	Common Shares	(3)	$2.11	41,667
March 2, 2017	Common Shares	(3)	$3.85	31,250
March 3, 2017	Common Shares	(3)	$2.95	102,500
March 3, 2017	Common Shares	(3)	$2.96	601
March 3, 2017	Common Shares	(3)	$0.64	21,310
March 3, 2017	Common Shares	(3)	$0.43	234,415
March 3, 2017	Common Shares	(3)	$2.29	2,166
March 3, 2017	Common Shares	(3)	$2.96	50,000
March 3, 2017	Common Shares	(3)	$1.76	50,000
March 7, 2017	Common Shares	(3)	$2.93	10,000
March 7, 2017	Common Shares	(10)	$11.93	83,822
March 8, 2017	Common Shares	(3)	$1.57	2,408
March 8, 2017	Common Shares	(3)	$2.95	3,333
March 9, 2017	Common Shares	(3)	$1.92	5,000
March 9, 2017	Common Shares	(3)	$2.66	1,667
March 9, 2017	Common Shares	(3)	$0.64	7,104
March 9, 2017	Common Shares	(3)	$2.95	4,998
March 15, 2017	Common Shares	(3)	$2.66	6,667
March 16, 2017	Common Shares	(3)	$1.72	1,426
March 16, 2017	Common Shares	(3)	$2.24	35,660
March 16, 2017	Common Shares	(3)	$2.37	17,830
March 16, 2017	Common Shares	(3)	$4.15	35,660
March 16, 2017	Common Shares	(3)	$3.51	17,830
March 17, 2017	Common Shares	(3)	$2.37	17,830
March 17, 2017	Common Shares	(3)	$2.94	17,830
March 17, 2017	Common Shares	(3)	$2.24	237
March 17, 2017	Common Shares	(3)	$1.72	1,426
March 17, 2017	Common Shares	(3)	$4.15	35,660
March 20, 2017	Common Shares	(3)	$2.66	3,566

Date of Issuance	Security		Price Per Security ($)	Number of Securities
March 20, 2017	Common Shares	(3)	$2.24	4,754
March 21, 2017	Common Shares	(3)	$1.72	106,980
March 21, 2017	Common Shares	(3)	$4.15	106,980
March 21, 2017	Common Shares	(3)	$0.56	42,792
March 21, 2017	Common Shares	(3)	$1.72	706
March 22, 2017	Common Shares	(11)	$9.70	2,500,000
March 22, 2017	Common Shares	(3)	$2.66	5,706
March 22, 2017	Common Shares	(3)	$1.72	8,558
March 22, 2017	Common Shares	(3)	$2.24	2,377
March 22, 2017	Common Shares	(3)	$2.66	713
March 22, 2017	Common Shares	(3)	$2.16	8,333
March 23, 2017	Common Shares	(3)	$1.72	713
March 23, 2017	Common Shares	(3)	$2.24	237
March 28, 2017	Common Shares	(3)	$1.80	1,666
March 28, 2017	Common Shares	(3)	$2.95	1,667
March 28, 2017	Common Shares	(3)	$0.64	10,655
March 28, 2017	Common Shares	(3)	$2.95	2,500
March 30, 2017	Common Shares	(3)	$2.95	11,667
March 30, 2017	Common Shares	(3)	$2.16	3,300
March 30, 2017	Common Shares	(3)	$2.95	2,500
March 30, 2017	Common Shares	(3)	$2.96	1,000
March 30, 2017	Common Shares	(3)	$1.92	1,667
March 30, 2017	Common Shares	(3)	$2.16	1,667
March 30, 2017	Common Shares	(3)	$1.80	1,000
March 31, 2017	Common Shares	(3)	$1.72	5,000
March 31, 2017	Common Shares	(3)	$0.64	15,948
March 31, 2017	Common Shares	(3)	$2.95	3,000
March 31, 2017	Common Shares	(3)	$2.96	10,000
March 31, 2017	Common Shares	(3)	$2.16	3,333

Notes:

(1)	Issued on closing of bought deal public offering.
(2)	Issued Common Shares to XIB Consulting Inc. pursuant to the Engagement Agreement.
(3)	Issued upon exercise of options granted under the Canopy Growth stock option plan, which include exercise of options held by former officers, directors, employees or consultants of Bedrocan and Mettrum, which were adjusted in accordance with their respective Arrangement Agreements.
(4)	Issued Common Shares pursuant to warrants previously issued by Bedrocan Cannabis.
(5)	Issued Common Shares to Vert Médical pursuant to the Acquisition Agreement, of which 58,978 Common Shares were issued on November 1, 2016 with the remaining 235,922 Common Shares escrowed for release, subject to meeting certain licensing and capacity milestones.
(6)	Issued Common Shares to H.E.M.P.CA Inc. pursuant to the Vert Médical Acquisition Agreement, of which 129,018 Common Shares were issued on November 1, 2016 with the remaining 129,019 Common Shares escrowed for release on April 1, 2017.
(7)	Issued Common Shares to MedCann GmbH pursuant to the Acquisition Agreement, of which 674,631 Common Shares were issued on December 12, 2016. A further 367,981 Commons Shares will be issued on the 18-month anniversary of obtaining an Import and Distribution License from the German Health Minister and the remainder 122,660 Common Shares will be issued upon achieving certain other milestones within two years of closing the transaction.
(8)	Issued 94, 397 Common Shares pursuant to the acquisition of the property at 1 Hershey Drive, in Smiths Falls, Ontario escrowed for release on May 16, 2017.
(9)	Issued to former shareholders of Mettrum Health Corp. in accordance with the Arrangement Agreement, whereby each common share of Mettrum Health Corp. was exchanged for 0.7132 Common Shares of Canopy Growth pursuant to the Arrangement.
(10)	Issued 83,822 Common Shares to Dundee Securities Ltd. as partial payment for services rendered pursuant to the Advisory Agreement.
(11)	Issued on closing of private placement.

Stock Options

The following table summarizes details of the stock and compensation options issued by Canopy Growth during each month of the 12-month period between April 1, 2016 and March 31, 2017:

Date of Issuance	Security		Price Per Security ($)		Number of Securities
June 29, 2016	Stock Options	(1)	$2.68		1,042,500
August 31, 2016	Stock Options	(1)	$3.71		966,201
September 12, 2016	Stock Options	(1)	$3.86		100,000
September 15, 2016	Stock Options	(2)	$3.85		575,000
October 3, 2016	Stock Options	(1)	$4.24		100,000
November 16, 2016	Stock Options	(1)	$11.40		257,500
January 31, 2017	Stock Options	(3)	$4.1503	(4)	249,620
January 31, 2017	Stock Options	(3)	$2.9164	(4)	242,488
January 31, 2017	Stock Options	(3)	$2.2434	(4)	346,489
January 31, 2017	Stock Options	(3)	$3.7156	(4)	363,732
January 31, 2017	Stock Options	(3)	$2.9445	(4)	17,830
January 31, 2017	Stock Options	(3)	$1.7246	(4)	366,568
January 31, 2017	Stock Options	(3)	$2.2574	(4)	35,660
January 31, 2017	Stock Options	(3)	$0.5609	(4)	488,543
January 31, 2017	Stock Options	(3)	$2.1312	(4)	106,980
January 31, 2017	Stock Options	(3)	$2.0471	(4)	7,346
January 31, 2017	Stock Options	(3)	$3.5053	(4)	53,490
January 31, 2017	Stock Options	(3)	$2.664	(4)	67,036
January 31, 2017	Stock Options	(3)	$2.3696	(4)	71,320
February 27, 2017	Stock Options	(1)	$11.71		971,500
March 6, 2017	Stock Options	(1)	$11.80		50,000
March 24, 2017	Stock Options	(1)	$9.88		275,000

Notes:

(1)	These options were granted under Canopy’s stock option plan.
(2)	These options were granted to the Board of Directors at the Annual General Meeting on September 15, 2016.
(3)	These options became outstanding securities of Canopy Growth pursuant to the Arrangement with Mettrum Health Corp.
(4)	This represents the price per security, adjusted pursuant to the Arrangement with Mettrum Health Corp.

As of the date hereof, there are 14,728,905 options outstanding pursuant to Canopy Growth’s stock option plan and no agent’s options outstanding.

Warrants

As of the date hereof, there were no warrants issued between April 1, 2016 and March 31, 2017. In connection with the rTrees acquisition, Canopy Growth issued a total of 242,407 replacement warrants to former rTrees Producers Ltd. warrantholders. Such warrants are non-transferrable without the prior written consent of Canopy Growth.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Corporation’s securities of each class held, to the Corporation’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

Designation of Class	Number of securities held in escrow		Percentage of class(1)
Common Shares	6,386,535	(2)(3)(4)(5)(6)(7)(8)	3.81%

Notes:

(1)	Based on 167,551,710 Common Shares issued and outstanding as of the date of this Annual Information Form.
(2)	On completion of the transactions contemplated by the MCA Amalgamation Agreement and pursuant to an escrow agreement between Canopy Growth and the parties named therein, the Company issued 3,316,902 common shares to former shareholders of MedCannAccess, of which an aggregate 144,378 Common Shares are being held in escrow with Computershare Trust Company, as escrow agent, and will be either (i) released to the former shareholders of MedCannAccess upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.
(3)	Pursuant to the License Agreement, LBC Holdings, Inc. will receive a combination of Common Shares, royalties, and monetary compensation, released over the course of the agreement. The share consideration is comprised of Common Shares totaling 386,100, of which 250,965 Common Shares were deposited into escrow with LaBarge Weinstein LLP, as escrow agent, for release, subject to meeting certain service criteria, over the initial three years of the term. As of the date hereof, 90,974 common shares are escrowed for release pursuant to the terms of the License Agreement.
(4)	Pursuant to the Medcann GmbH Acquisition Agreement, Medcann GmbH will receive a total of 1,165,272 Common Shares, of which 674,631 Common Shares were issued on December 12, 2016, 367,981 Commons Shares will be issued on the 18-month anniversary of obtaining an Import and Distribution License from the German Health Minister and the remaining 122,660 Common Shares will be (i) released from escrow upon achieving certain other milestones within two years of closing the transaction, or (ii) released to the Company for cancellation.

(5)	Pursuant to the Vert Médical Acquisition Agreement, the former shareholders of Vert Médical will receive a total of 294,900 Common Shares, of which 58,978 Common Shares were issued on November 1, 2016 with the remaining 235,922 Common Shares are (i) escrowed for release to former Vert Medical shareholders, subject to meeting certain licensing and capacity milestones, or (ii) released to the Company for cancellation.
(6)	Pursuant to the HEMP.CA Inc. Acquisition, the former shareholders of Groupe Hemp will receive a combination of monetary compensation and share consideration, released over the course of the agreement. The share consideration is comprised of Common Shares totaling 258,037, of which 129,016 Common Shares are subject to a contractual restriction on transfer until October 6, 2017.
(7)	Pursuant to the amalgamation agreement dated March 31, 2017 between Canopy Growth and the parties named therein in connection with the acquisition of rTrees Producers Ltd. (the “rTrees Acquisition”), 698,901 Common Shares were issued to former shareholders of rTrees Producers Ltd. on closing and 2,795,604 Common Shares were deposited into escrow with LaBarge Weinstein LLP, as escrow agent, for (a) release if, and when, specific licensing and capacity expansion related milestones are achieved and such Common Shares, or (ii) released to the Company for cancellation. Such escrowed Common Shares are also subject to a contractual restriction on transfer until the date which is three months after the release of such consideration shares. As of the date hereof, 698,901 Common Shares have been released from escrow and have a contractual restriction on transfer until September 16, 2017 and a total of 2,096,703 Common Shares are escrowed for release, subject to the terms of the rTrees Amalgamation Agreement. In connection with the rTrees acquisition, Canopy Growth issued a total of 242,407 replacement warrants to former rTrees Producers Ltd. warrantholders, such warrants are non-transferrable without the prior written consent of Canopy Growth.
(8)	In connection with the private placement transaction entered into between Canopy Growth and a single investor pursuant to the terms of a certain subscription agreement dated March 17, 2017, Canopy Growth issued 2,500,000 Common Shares, all of which are subject to a contractual restriction on transfer until July 23, 2017.

DIRECTORS AND EXECUTIVE OFFICERS

Set out below are the names, committee memberships (as at the date hereof), province or state and Country of residence, principal occupations and periods of service of the directors and executive officers of the Corporation.

Name and Province or State and Country of Residence	Principal Occupations for Last Five Years	Period or periods during which each proposed director has served as a director of Canopy Growth	Position with the Corporation	Number and Percent of Common Shares Held(10)
Bruce Linton Ottawa, Ontario, Canada	Sept 2014 to present – Chief Executive Officer of Canopy Growth	March 25, 2014 – Current	Director, Chief Executive Officer and Chair	2,942,511(1) (1.8%)

May 2013 to present – Part- time CEO of Martello Technologies Corporation

Jan 2007 to present – President of HBAM Holdings Inc.

John K. Bell(7)(9) Cambridge, Ontario, Canada	May 2009 to present – Director, The Royal Canadian Mint, a $3 Billion Crown Corporation	October 28, 2014 – Current	Lead Director	100,000(2) (0.06%)

Jan 2005 to present –Chairman and CEO Onbelay Capital Inc. an investment management and holding corporation

Name and Province or State and Country of Residence	Principal Occupations for Last Five Years	Period or periods during which each proposed director has served as a director of Canopy Growth	Position with the Corporation	Number and Percent of Common Shares Held(10)
Chris Schnarr, ICD.D. (6)(8) Mississauga, Ontario, Canada	November 2016 to present – Managing Director, Lorian Group Inc., a capital market consultancy	March 26, 2014 – Current	Director	Nil

May 2014 to November 2016 - President and CFO of Delivra Inc. a company involved in the development and sale of transdermal products and technologies

Aug 2013 to May 2014 – Managing Director of Lorian Group Inc.

Aug 2011 to Aug 2013 – CEO and Director of BioExx Specialty Proteins Ltd.

May 2007 to Aug 2011 – CFO and Director of BioExx Specialty Proteins Ltd.

Murray Goldman Toronto, Ontario, Canada	1965 to present – Founder and Chairman of the Goldman Group, a real estate development company	August 28, 2015 – Current	Director	1,995,968(3) (1.2%)

Peter E. Stringham New York, USA	2007 to March 2016 – Chairman and Chief Executive Officer of The Young & Rubicam Group Of Companies, a marketing and communications company	September 15, 2016 – Current	Director	Nil

Name and Province or State and Country of Residence	Principal Occupations for Last Five Years	Period or periods during which each proposed director has served as a director of Canopy Growth	Position with the Corporation	Number and Percent of Common Shares Held(10)
Mark Zekulin Ottawa, Ontario, Canada	August 15, 2016 to present – President of Canopy Growth	N/A	President of Canopy Growth	283,876(4) (0.17%)

May 8, 2015 to August 15, 2016 – President of Tweed and Officer of Canopy Growth

April 3, 2014 to May 8, 2015 – VP/EVP and General Counsel of Canopy Growth

Jan 2012 to May 2013 – Lawyer at Cassidy Levy Kent (Canada) LLP

Sept 2009 to Aug 2010 – Senior Policy Advisor (Political) to Government of Ontario

Tim Saunders Ottawa, Ontario, Canada	June 1, 2015 to present – Senior Vice President and Chief Financial Officer of Canopy Growth	N/A	Senior Vice President and Chief Financial Officer	Nil

July 2013 to present – President of Black Canvas Consulting Inc. an independent business consulting firm

November 2006 to August 2013 – VP Finance and CFO with Plasco Energy Group Inc.

Name and Province or State and Country of Residence	Principal Occupations for Last Five Years	Period or periods during which each proposed director has served as a director of Canopy Growth	Position with the Corporation	Number and Percent of Common Shares Held(10)
Deborah Weinstein Ottawa, Ontario, Canada	February 1997 to present – Partner, LaBarge Weinstein LLP, a law firm	N/A	Secretary	147,561(5) (0.09%)

Notes:

(1)	2,766,225 of these Common Shares are held by HBAM Holdings Inc., a corporation controlled by Mr. Linton and 105,486 of these Common Shares are held by GMP Securities L.P. in trust for Mr. Linton.

(2)	63,650 of these Common Shares are held by Onbelay Capital of which John K. Bell is the principal.

(3)	Held by Goldman Holdings Ltd. of which Murray Goldman is the principal.

(4)	49,461 of these Common Shares are held by GMP Securities L.P. in trust for Mr. Zekulin.

(5)	85,561 of such shares are owned by Deborah Weinstein Professional Corporation, a corporation controlled by Ms. Weinstein.

(6)	Chair of the Audit Committee.

(7)	Member of the Audit Committee.

(8)	Member of Compensation and Governance Committee.

(9)	Chair of Compensation and Governance Committee.

(10)	Based on 167,551,710 Common Shares issued and outstanding as at the date of this Annual Information Form.

The term of each director of Canopy Growth will expire on the date of the next annual meeting of shareholders of Canopy Growth. As of the date hereof, the directors and senior officers of Canopy Growth as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 5,469,916 of the issued and outstanding Common Shares, representing approximately 3.26% of the total votes attaching to all of the outstanding voting securities of Canopy Growth (or 7,879,404 Common Shares representing 4.7% of the total outstanding voting securities of Canopy Growth assuming exercise of options held).

The following sets out additional information with respect to the education, experience and employment history of each of the directors and officers referred to above during the past five years.

Bruce Linton

Mr. Linton is the founder of Canopy Growth Corporation (CGC) and co-founder of Tweed Marijuana Incorporated. Canopy Growth was the first cannabis producing company in North America to be listed on a major stock exchange (TSX, July 2016) and, included on a major stock index (S&P/TSX Composite Index, March 2017). Bruce’s primary focus has been to position cannabis brands in a competitive market and to raise the capital necessary to fund such operations. Bruce’s experience as a founder, CEO, and Board member across a wide variety of enterprises has influenced the positive start of Canopy Growth, which to date has enjoyed market support for capital raises of over $200 million. Bruce has led six M&A transactions valued over $500 million total since founding CGC.

In addition to his leadership responsibility at Canopy Growth, Bruce is the CEO of communications company Martello Technologies. After beginning his career at Newbridge Networks Corporation, he has since held positions that include General Manager and Re-Founder of Computerland.ca, President and Co-Founder of webHancer Corp, and part of the establishing team at CrossKeys Systems Corporation. He was also part of the leadership team for the NASDAQ/TSX initial public offering at CrossKeys. He is the past

Chairman of the Ottawa Community Loan Foundation, past Board Member on World Bank Water and Sanitation Program Council, past Board Member and Treasurer of Canada World Youth, past Board of Governor for Carleton University, past President of the Nepean Skating Club, and past President of the Carleton University Students Association.

John K. Bell, CPA, FCA, ICD.D

Mr. Bell founded Shred-Tech and grew it into a global giant in the mobile document shredding and recycling industry. After selling Shred-Tech in 1995, he purchased Polymer Technologies and grew it from a local plastics manufacturer to a global auto parts company before exiting in 2007. John also served as interim CEO and director of ATS Automation (TSX), which operates 24 global manufacturing facilities, has 4,000 employees and $700 million in sales during a time of management and board renewal in 2007. John was the lead investor and Chairman of BSM Wireless (TSX-V). First investing in 2006, he led board and management renewal leading to substantial and profitable growth before successfully exiting in 2014. John sits on the Board of Strongco Corp, traded on the Toronto Stock Exchange as SQP and DelMar Pharmaceuticals, which is traded on OTCQX as DMPI and on the Board of The Royal Canadian Mint, a $3 Billion Crown Corporation.

Chris Schnarr, ICD.D

Mr. Schnarr is the Managing Director of Lorian Group Inc., a capital markets consultancy. Mr. Schnarr has over 25 years of experience founding, managing, and advising growth companies, including strategy, corporate finance, capital markets, corporate development, M&A, financial reporting, and governance. His functional experience across executive positions spans Treasurer, Executive Vice President, Chief Financial Officer, President, and Chief Executive Officer. His broad industry experience includes technology (hardware, software, and services), communications, agriculture, food processing and food ingredients, financial services, health care, and sustainability. Mr. Schnarr has over 20 years of public company Board experience across TSX:V and TSX listed companies, as well as extensive committee experience. He is also a Director and Chair of the Compensation & Governance Committee and a member of the Audit Committee of VitalHub Corp. (TSX:V).

Mr. Schnarr holds a Masters in Business Administration (finance) from University of British Columbia (1990), and a Bachelor of Business Administration degree with a Minor in Economics, from Wilfrid Laurier University (1989). He is a member of the Institute of Corporate Directors, a graduate of the Directors Education Program at the Rotman School of Business at the University of Toronto, and holds the ICD.D designation.

Murray Goldman

Mr. Goldman, is the former Chairman of Bedrocan Canada Inc. and joined the Board of Directors when Bedrocan was successfully acquired by Canopy Growth. Mr. Goldman is the founder and Chairman of The Goldman Group, a fully integrated real estate development company that has developed and built in Canada, the United States and Israel for over 50 years. The company has a history of innovative and original mixed-use developments that have established precedent- setting neighbourhoods in the Greater Toronto Area. In 2010, Mr. Goldman received the NAIOP lifetime achievement award acknowledging his leadership in this field. Mr. Goldman continues to serve as a director of a number of prominent organizations and is a major investor and founder of a number of innovative medical and scientific research companies.

Peter Stringham

Mr. Peter E. Stringham recently retired as Chairman and Chief Executive Officer of The Young & Rubicam Group Of Companies. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam Brands at Young & Rubicam, Inc. since March 2, 2007. Mr. Stringham served as Group General Manager of Marketing of HSBC Holdings PLC. and HSBC Bank plc. since 2001. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. He joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the ‘world’s local bank’ in a series of local advertising and marketing campaigns, and has helped build HSBC into one of the world’s most recognized brands. He consolidated HSBC’s advertising and marketing duties with a single lead worldwide marketing services group. He served with WPP Group to cover HSBC’s operations in 76 countries and territories.

Mark Zekulin

Mark is the President of Canopy Growth. He ensures that patients and healthcare practitioners choose Canopy Growth, through its subsidiaries as Licensed Producers, as their trusted supplier of marijuana for medical purposes. This includes overseeing the Company’s medical and patient outreach strategy, driving operations and advancing the Company’s market strategy.

A graduate from the University of Waterloo in Mathematics, the University of Ottawa in Law, and the University of Cambridge in International Law, Mark has previously provided legal, political and strategic advice to high-profile local and international corporate clients, most recently as Counsel at the Ottawa-Washington international trade law firm of Cassidy Levy Kent. Previously, Mark has also served as a Senior Advisor to the Honourable Dwight Duncan, the Ontario Minister of Finance, and has worked internationally at the Business and Industry Advisory Committee to the Organization for Economic Co-operation and Development (OECD) as Acting Senior Policy Manager.

Tim Saunders

Tim is a finance executive experienced with large international public companies and private equity-backed start-ups, having worked both in Canada and Europe. His leadership style focuses on business transformation and forward thinking to advance business capability and the business model. Tim joined Canopy Growth in summer 2015 after gaining executive and leadership experience across a number of sectors including mobile, telecom, semiconductors, manufacturing and clean tech. Tim most recently led Black Canvas Consulting with assignments such as Strategic Advisor to the President’s Office of Export Development Canada. Tim was previously a senior finance executive with Vodafone, Oskar Mobil, Mitel and Zarlink Semiconductor and CFO at Plasco Energy Group where he was instrumental in raising $360 million in capital during the early start-up of the company until 2013.

Tim earned his CPA, CA with PricewaterhouseCoopers and is a proud graduate of Bishop’s University (Quebec) where he obtained his BBA. Tim also earned an executive certificate from the Ivey School of Business at the University of Western Ontario.

Deborah Weinstein

Deborah Weinstein is the Secretary of Canopy Growth. Ms. Weinstein does not work full time for the Corporation, but devotes such time as is required in connection with her duties. Ms. Weinstein currently serves as a director of OpenText Corporation and Dynex Power Inc., as well as secretary of Thermal Energy International Inc. Ms. Weinstein holds a law degree from Osgoode Hall Law School at York University. Ms. Weinstein is called to the bar of Ontario as a member of the Law Society of Upper Canada.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of Canopy Growth is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Canopy Growth) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was (i) in effect for a period of more than 30 consecutive days, (ii) issued while the director or executive officer was acting in that capacity, or (iii) issued after that person ceased to act in that capacity but which resulted from an event that occurred while that person was acting in that capacity.

Except as disclosed below, no director or executive officer of Canopy Growth or, to the knowledge of Canopy Growth, any shareholder holding a sufficient number of securities of Canopy Growth to affect materially the control of Canopy Growth:

(a)	is, as of the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including Canopy Growth) that, while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date of this Annual Information Form, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Chris Schnarr was a director and an officer of BioExx Specialty Proteins Ltd. and its subsidiaries (“BioExx”) which was a reporting issuer listed on the TSX. Mr. Schnarr resigned from the board of directors and as an officer of BioExx and its subsidiaries on August 28, 2013. On October 1, 2013, BioExx commenced proceedings under the Companies’ Creditors Arrangement Act (Canada). On the same date, the trading of BioExx’s shares on the TSX was halted and on November 6, 2013 the shares of BioExx were delisted from the TSX.

In December 2010, while Bruce Linton was a director of Sitebrand Inc. (“Sitebrand”) its wholly owned subsidiary, Sitebrand.com Inc., filed a Notice of Intention to make a proposal to its creditors and obtained protection from its creditors under the provisions of the Bankruptcy and Insolvency Act and in February 2011 Sitebrand.com Inc. made an assignment in bankruptcy under the provisions of the Bankruptcy and Insolvency Act. While Bruce Linton was a director of Sitebrand, Sitebrand was subject to a cease trade order issued by the Ontario Securities Commission on April 4, 2011 and British Columbia Securities Commission on April 7, 2011 for failure to file required audited annual financial statements and interim financial statements in the prescribed time. This cease trade order was revoked on August 5, 2011.

No director or executive officer of the Corporation or, to the knowledge of the Corporation, shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Corporation. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

See below under the heading “Interests of Management in Material Transactions” for ongoing transactions in which a director or officer of the Corporation has an interest.

PROMOTERS

Bruce Linton, the Chief Executive Officer and a director of the Corporation, is a promoter of the Corporation. As of the date hereof, Mr. Linton beneficially owns, controls or directs, directly or indirectly, 2,942,511 Common Shares, comprising 1.8% of the issued and outstanding Common Shares. In December 2010, while Bruce Linton was a director of Sitebrand, its wholly owned subsidiary, Sitebrand.com Inc., filed a Notice of Intention to make a proposal to its creditors and obtained protection from its creditors under the provisions of the Bankruptcy and Insolvency Act and in February 2011 Sitebrand.com Inc. made an assignment in bankruptcy under the provisions of the Bankruptcy and Insolvency Act. While Bruce Linton was a director of Sitebrand, Sitebrand was subject to a cease trade order issued by the Ontario Securities Commission on April 4, 2011 and British Columbia Securities Commission on April 7, 2011 for failure to file required audited annual financial statements and interim financial statements in the prescribed time. This cease trade order was revoked on August 5, 2011.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those previously disclosed in this document, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority. See above under “Risk Factors—Litigation” for further information.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Bedrocan leases its operating facility at 16 Upton Road, Toronto, Ontario and 43 Upton Road Toronto, Ontario from Goldman (16 Upton) Limited and Goldman (Upton) Ltd., respectively. Murray Goldman, a director of both Canopy Growth, is an officer, director and holds a majority interest in Goldman Holdings Ltd., which is an affiliate of Goldman (16 Upton) Limited and Goldman (Upton) Ltd. Furthermore, and pursuant to its amended lease agreement, there is a $2,000,000 loan to Bedrocan in connection with the construction of the Bedrocan manufacturing facility, which carries an interest rate of 10% per annum and is payable to Bedrocan’s landlord over a period ending July 1, 2024 (the “Goldman Loan”). The Goldman Loan is payable over the initial term of the amended lease by way of additional monthly rent of approximately $27,100. In connection with the Arrangement, Canopy Growth entered into an indemnification agreement with Goldman (16 Upton) Limited and Goldman (Upton) Ltd. pursuant to which Canopy Growth will indemnify Bedrocan’s obligations under leases for its operating facilities.

On November 1, 2016, Canopy Growth entered into a Memorandum of Understanding with the Goldman Group to expand Canopy Growth’s cannabis production capacity and geographic footprint. Murray Goldman, a director of Canopy Growth is also the founder of The Goldman Group. The Goldman Group will acquire new properties across Canada for the design and/or build of new Canopy Growth production facilities. Subject to the Company’s approval, these facilities will be constructed to Canopy Growth’s proprietary specifications as they are defined by established production methods for each of its subsidiaries and leased back to the Company. The Goldman Group through its affiliates owns approximately 1.2% of the outstanding shares of Canopy Growth and is already the landlord of the Company’s Bedrocan Canada Inc. properties.

On January 15, 2017, Tweed acquired the property at 1 Hershey Drive, in Smiths Falls, Ontario, thereby terminating the Tweed Lease Agreement dated December 27, 2013 between Tweed and the landlord, Tweed Hershey Drive Inc. Bruce Linton, Chairman, Chief Executive Officer and director of Canopy Growth, is an officer, director and holds a majority interest in Tweed Hershey Drive Inc. The entire 472,000 sq. ft. facility could almost triple current production and processing capacity, and the 42-acre site could house hundreds of thousands of square feet of additional production and processing space. The facility was acquired for $6.6 million, of which $823,980 was settled with the issuance of 94,397 common shares of the Corporation, with the remainder paid in cash on closing. Bruce Linton, as an officer, director, and shareholder of Tweed Hershey Drive Inc. received 70,800 of the 94,397 shares issued, which are subject to a 4-month lockup. See above under “Business of Canopy Growth – Tweed Inc.” for further information.

Vert leases a facility at 5052, 4e Rang, Saint-Lucien (Quebec) J0C 1N0 from Dany Lefebvre. Mr. Lefebvre is a director of Vert.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for Canopy Growth’s Common Shares is Computershare Trust Company of Canada Inc. at 100 University Ave, 11th Floor, South Tower Toronto, ON M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Corporation during the 12-month period ending March 31, 2017 which are material or entered into before the 12-month period ending March 31, 2017, but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102-Continuous Disclosure Obligations are the following.

a)	the Bedrocan Arrangement Agreement (see “Glossary of Certain Terms” and “General Development of the Business”);

b)	the Agreement Amending Lease between Bedrocan and Goldman (Upton) Limited dated August 28, 2015 amending the lease agreement between Bedrocan and Goldman (Upton) Limited dated October 15, 2013 pursuant to which Goldman (Upton) Limited leases to Bedrocan the lands and premises known municipally as 43 Upton Road, Toronto;

c)	the Amended Bedrocan 16 Upton Lease between Bedrocan and Goldman (16 Upton) Limited dated August 28, 2015 (see “Business of Canopy Growth – Bedrocan Canada Inc.”);

d)	the Second Amended and Restated Licence and Distribution Agreement (see “Business of Canopy Growth – Bedrocan Canada Inc.”);

e)	the License Agreement (see “Business of Canopy Growth – Tweed Inc.”);

f)	the underwriting agreement dated August 8, 2016, as amended between Canopy Growth, Dundee and GMP pursuant to which, among other things, Canopy Growth agreed to sell up to 9,453,000 common shares at a price of $3.65, resulting in aggregate gross proceeds to Canopy Growth of $34,503,450;

g)	the Mettrum Arrangement Agreement (see “Glossary of Certain Terms” and “General Development of the Business”);

h)	the underwriting agreement dated December 5, 2016, as amended on December 16, 2016, between Canopy Growth, Dundee Capital Partners and GMP Securities L.P. pursuant to which, among other things, Canopy Growth agreed to sell up to 5,662,000 common shares at a price of $10.60, resulting in aggregate gross proceeds to Canopy Growth of $60,017,200;

i)	the acquisition of the property at 1 Hershey Drive in Smiths Falls (see “Glossary of Certain Terms and Overview of Canopy Growth – Tweed Inc.”).

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com.    The above summaries are qualified in their entirety by reference to the terms of the material contract.

AUDIT COMMITTEE INFORMATION

The Audit Committee’s charter is attached hereto as Schedule “A”.

As of March 31, 2017, the Audit Committee of the Corporation was composed of two (2) members. The current members are John K. Bell and Chris Schnarr. Mr. Schnarr, chairs the Audit Committee and Mr. Bell is a non-employee member of our board of directors. Canopy Growth is currently looking to appoint the third member of the Audit Committee.

The Board of Directors believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, the three members have been determined by the Board to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Chris Schnarr, ICD.D

Chris Schnarr is a Director and Chair of the Audit Committee. Mr. Schnarr does not work full time for the Corporation, but devotes such time as is required in connection with his duties. Mr. Schnarr has 25 years of experience founding, managing, and advising growth companies, including strategy, corporate finance, capital markets, corporate development, M&A, financial reporting, and governance. His functional experience across executive positions spans Treasurer, Executive Vice President, Chief Financial Officer, President, and Chief Executive Officer. Mr. Schnarr has over 20 years of public company Board experience across TSXV and TSX listed companies, as well as extensive committee experience. He is also a Director and Chair of the Compensation & Governance Committee and a member of the Audit Committee of VitalHub Corp. (TSX:V). He is a member of the Institute of Corporate Directors, a graduate of the Directors Education Program at the Rotman School of Business at the University of Toronto, and holds the ICD.D designation.

John K. Bell, CPA, FCA, ICD.D

John K. Bell is a Lead Director and a member of the Audit Committee. Mr. Bell does not work full time for the Corporation, but devotes such time as is required in connection with his duties. Mr. Bell founded Shred-Tech and grew it into a global giant in the mobile document shredding and recycling industry. After selling Shred-Tech in 1995, he purchased Polymer Technologies and grew it from a local plastics manufacturer to a global auto parts company before exiting in 2007. John also served as interim CEO and director of ATS Automation (TSX), which operates 24 global manufacturing facilities, has 4,000 employees and $700 million in sales during a time of management and board renewal in 2007. John was the lead investor and Chairman of BSM Wireless (TSX-V). First investing in 2006, he led board and management renewal leading to substantial and profitable growth before successfully exiting in 2014. John sits on the Board of Strongco Corp, traded on the Toronto Stock Exchange as SQP and DelMar Pharmaceuticals, which is traded on OTCQX as DMPI and is Vice-Chair of the Audit Committee and on the Board of The Royal Canadian Mint, a $3 Billion Crown Corporation.

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the external auditor.

The following table sets forth, by category, the fees for all services rendered by the Corporation’s external auditors, Deloitte LLP, for the financial years ending March 31, 2016 and March 31, 2017 (including estimates).

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	Other Fees[3]
March 31, 2016	$332,567	$41,545	$125,000	$184,000
March 31, 2017	$582,000	Nil	$340,000	$165,500

Notes:

(1)	Aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Canopy Growth’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting and consultation regarding financial accounting and reporting standards.

(2)	Aggregate tax fees billed for tax compliance, advice, planning and assistance with preparation of tax returns.

(3)	Aggregate fees billed relating to the November Prospectus, RTO transaction implications, ERP Vendor Request for Information and other accounting advice.

Canopy Growth is relying on the exemption set out in section 6.1 of NI 52-110 with respect to the composition of the Audit Committee and certain reporting obligations.

INTERESTS OF EXPERTS

Deloitte LLP is the independent auditor of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Upon request to the Corporate Secretary of the Corporation at the Corporation’s registered office 515 Legget Drive, Suite 800, Ottawa, ON, K2K 3G4, the Corporation will provide any person with a copy of:

(a)	this Annual Information Form;

(b)	the management information circular prepared by the Corporation in connection with its annual and special meeting of shareholders to be held on September 15, 2017;

(c)	any of the Corporation’s unaudited interim reports to shareholders issued after March 31, 2017; and

(d)	any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Corporation in connection with its annual general and special meeting of shareholders which is expected to be held on September 15, 2017. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for our most recently completed financial year, each of which and is available under the Corporation profile at www.sedar.com.

SCHEDULE “A”

CANOPY GROWTH CORPORATION

(the “Company”)

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company’s business, operations and risks.

2. Composition

The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company. If the Company ceases to be a “venture issuer” as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), then all of the members of the audit committee shall be free from any material relationship with the Company within the meaning of NI 52-110.

2.2 Financial Literacy of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. A person is generally considered “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.3 Replacement of Committee Members

Any member of the audit committee may be removed or replaced at any time by the Board and automatically ceases to be a member of the audit committee upon ceasing to be a director.

The Board may fill vacancies on the audit committee by appointing another director to the committee. The Board will fill any vacancy if the membership of the audit committee is less than three directors. Whenever there is a vacancy on the audit committee, the remaining members may exercise all of the committee’s powers as long as a quorum remains in office. Subject to the foregoing, the members of the audit committee will be appointed by the Board annually, and each member of the committee will remain on the committee until the next annual meeting of shareholders after his or her appointment or until his or her successor is duly appointed and qualified.

2.4 Chair

The Chair shall be responsible for leadership of the audit committee, including overseeing the scheduling and preparation of meetings, presiding over meetings, and making regular reports to the Board. The Chair will also regularly liaise with the Chief Executive Officer and Chief Financial Officer of the Company and the lead partner of the Company’s external auditors.

3. Meetings

The audit committee will meet regularly at times necessary to perform the duties described in this Charter in a timely manner, but not less than four times a year. Meetings may be held at any time deemed appropriate by the committee. The audit committee may meet in person and/or by telephone or electronic means and, other than with respect to the review of the audited financial statements and the notes and Management’s Discussion and Analysis relating to such financial statements with management and the independent auditor, may act by means of a written resolution signed by all members entitled to vote on the matter.

The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions, and will meet without management present at every regular meeting.

A majority of the members of the audit committee constitute quorum.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The external auditor shall report directly to the audit committee. The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b) review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company;

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls

(c) review and discuss with management and the external auditor the nature and appropriateness of the Company’s systems to identify, assess and mitigate significant business risks and discuss with the external auditor management’s responses to the external auditor’s advice regarding management and internal controls.

4.3 Financial Reporting

The audit committee shall review the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and other financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b) review with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements; and

(c) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a) review the Company’s draft annual financial statements and provide a recommendation to the

Board with respect to the approval of the financial statements;

(b) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c) review the Company’s MD&A respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a) review and approve the Company’s interim financial statements prior to their release to the public; and

(b) review the Company’s MD&A respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a)	where reasonably possible, review and approve all other public disclosure, including news releases, containing financial information prior to its release to the public; and

(b)	periodically assess the procedures for the review of disclosure of financial information (other than that set forth under the headings “Annual Financial Statements” and “Interim Financial Statements” above) extracted or derived from the financial statements.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a)	The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided;

(ii) the Company or its subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated by the audit committee.

Pre-Approval Policies and Procedures

(a) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee’s responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e) perform other oversight functions as requested by the Board;

(f) review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

(g) review and update this Charter and receive approval of changes to this Charter from the Board;

(h) review and discuss with management the appointment of the Chief Financial Officer of the Company and any other key financial executives of the Company and recommend qualified candidates to the Board, as appropriate

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

The audit committee shall have full access to all books, records, facilities and personnel of the Company in connection with the performance of its duties.

Nothing in this Charter is intended or construed to impose on any member of the audit committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject. Each member of the audit committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the audit committee has the responsibilities and powers set forth in this Charter, it is not the duty of the committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with International Financial Reporting Standards in Canada and applicable rules and regulations, which duties are the responsibility of management and the external auditors